UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Decibel Therapeutics, Inc.

(Name of Subject Company)

Decibel Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24343R 106

(CUSIP Number of Class of Securities)

Laurence Reid, Ph.D.

President and Chief Executive Officer

Decibel Therapeutics, Inc.

1325 Boylston Street, Suite 500

Boston, Massachusetts 02215

(617) 370-8701

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber

Joseph B. Conahan

Scott N. Lunin

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Decibel Therapeutics, Inc., a Delaware corporation (“Decibel”). The address of Decibel’s principal executive offices is 1325 Boylston Street, Suite 500, Boston, Massachusetts 02215, and its telephone number is (617) 370-8701. Unless the context suggests otherwise, references in this Schedule 14D-9 to “Decibel,” the “Company,” “we,” “us,” and “our” refer to Decibel Therapeutics, Inc. and its consolidated subsidiaries.

(b)	Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Decibel’s common stock, par value $0.001 per share (the “common stock”). As of the close of business on August 21, 2023, there were (i) 25,325,711 shares of common stock issued and outstanding; (ii) 3,279,443 shares of common stock subject to issuance pursuant to stock options granted and outstanding under Decibel’s 2015 Stock Incentive Plan, as amended and Decibel’s 2021 Stock Incentive Plan; (iii) 1,847,140 shares of common stock subject to issuance pursuant to restricted stock units granted and outstanding under Decibel’s 2021 Stock Incentive Plan; (iv) 923,184 shares of common stock reserved for future issuance under Decibel’s 2021 Stock Incentive Plan; (v) 960,440 shares of common stock reserved for future issuance under Decibel’s Amended and Restated 2021 Employee Stock Purchase Plan; (vi) no shares of common stock held by Decibel as treasury stock; and (vii) no shares of Decibel preferred stock, par value $0.001, issued or outstanding.

Item 2. Identity and Background of Filing Person

(a)	Name and Address

The name, business address and business telephone number of Decibel, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”

(b)	Tender Offer

This Schedule 14D-9 relates to a tender offer (the “Offer”) by Symphony Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), to acquire all of the issued and outstanding shares of common stock (the “Shares”), of Decibel in exchange for (i) $4.00 per share, payable in cash, without interest and subject to reduction for any applicable withholding of taxes (the “Cash Consideration”), plus (ii) one contractual, non-tradeable contingent value right per share (each, a “CVR”), which entitles the holder to potentially receive contingent payments of up to an aggregate of $3.50 per CVR, without interest and subject to reduction for any applicable withholding taxes, upon the achievement of certain clinical development and regulatory milestones for Decibel’s lead investigational product candidate, DB-OTO, within specified time periods and in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent (the “Rights Agent”) mutually agreeable to Regeneron and Decibel (the Cash Consideration plus one CVR, together, the “Offer Consideration”).

Each CVR represents a non-tradeable contractual contingent right to receive the following cash payments, without interest and subject to reduction for any applicable withholding of taxes (the “Milestone Payments”) if the following milestones (the “Milestones”) are achieved:

•	$2.00 in cash, without interest and subject to reduction for any applicable withholding of taxes (“DB-OTO Milestone Payment”), payable upon the fifth participant being administered with DB-OTO in a clinical trial (the “DB-OTO Milestone”) on or prior to the earlier of (i) December 31, 2024 and (ii) the termination of the CVR Agreement (the earlier of the foregoing (i) and (ii), the “DB-OTO Milestone Expiration Date”); and

•

$1.50 in cash, without interest and subject to reduction for any applicable withholding of taxes (“Registration Study Milestone Payment”), payable upon the first to occur of (a) the first participant being administered with DB-OTO in a registration enabling trial (as defined in the CVR Agreement) or (b) the receipt of acceptance for review of (i) a biologics license application by the FDA, (ii) a marketing authorization application by the European Medicines Agency, (iii) a marketing authorization application by the U.K. Medicines and Healthcare Products Regulatory Agency or (iv) an equivalent application by the applicable national regulatory authority in any of Germany, France, Italy or Spain, in each case for DB-OTO (the “Registration Study Milestone”), provided that (A) the DB-OTO Milestone has been previously achieved prior to the DB-OTO Milestone Expiration Date and (B) the Registration Study Milestone is achieved prior to the earlier of (x) December 31, 2028 and (y) the termination of the CVR Agreement.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Regeneron and Purchaser with the Securities and Exchange Commission (the “SEC”) on August 25, 2023. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Decibel’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated August 8, 2023, among Decibel, Purchaser and Regeneron, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Decibel (the “Merger”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with Decibel continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Regeneron, without a meeting or vote of stockholders of Decibel. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held by Decibel, Regeneron, Purchaser, any wholly owned subsidiary of Regeneron (other than Purchaser), any wholly owned subsidiary of Decibel or by stockholders of Decibel who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Consideration, without interest and subject to reduction for any withholding taxes. The treatment of equity awards under Decibel’s stock plans, including stock options and restricted stock units, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Decibel and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, owned by Purchaser and its affiliates (as defined in Section 251(h)(6)(a) of the DGCL), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) the accuracy of the representations and warranties of Decibel contained in the Merger Agreement, subject to customary thresholds and exceptions; (iii) Decibel’s compliance with, and performance of, in all material respects its covenants and agreements contained in the Merger Agreement; (iv) the absence of a Material Adverse Effect (as defined in the Merger Agreement); and (v) other customary conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

If Regeneron determines in good faith that the filing of the notification and report forms with respect to the Offer and the Merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR

Act”), is required, then the parties will make such filing (an “HSR Filing”) with respect to the Offer and the Merger, and the Offer would be conditioned on the expiration or termination of the applicable waiting period under the HSR Act. The parties do not presently anticipate that an HSR Filing will be required.

If an HSR Filing is made and Regeneron receives a request for additional information and documentary materials from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) pursuant to 15 USC §18a(e)(1)(A), Regeneron may, within ten (10) business days, after consulting with and considering in good faith the views of Decibel, by providing written notice to Decibel (“Meeting Election”), require Decibel to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC a proxy statement in preliminary form related to a meeting of the stockholders of Decibel (together with any amendments thereof or supplements thereto, the “Merger Proxy Statement”). If Regeneron delivers a Meeting Election, Purchaser shall (and Regeneron shall cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer (“Offer Termination”), and Decibel shall prepare, file and mail the Merger Proxy Statement to the Decibel stockholders. If an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement; provided that if a filing has been made pursuant to the HSR Act and the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act has expired or been terminated, (i) Regeneron may not deliver a Meeting Election and (ii) if a Meeting Election has already been delivered but Decibel has not yet mailed the Merger Proxy Statement, the Meeting Election and any Offer Termination shall automatically be withdrawn and, if the Offer has been terminated or expired without any Shares having been accepted for payment, Purchaser shall recommence the Offer.

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Regeneron and Decibel. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Regeneron, to the extent waivable by Purchaser or Regeneron, Purchaser may, in its discretion (and without the consent of Decibel or any other person), extend the Offer on one or more occasions, for an extension period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (ii) subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination, (A) if, as of the then-scheduled expiration date, any Offer Condition (other than (x) the Offer Condition that Regeneron and Purchaser receive a certificate from Decibel’s Chief Executive Officer and Chief Financial Officer confirming that certain other Offer Conditions have been satisfied and (y) the Minimum Condition) is not satisfied and has not been waived by Regeneron or Purchaser, to the extent waivable by Regeneron and Purchaser, upon the written request of Decibel, Purchaser shall, and Regeneron shall cause Purchaser to, extend the Offer for successive extension periods of ten (10) business days per extension, to permit such Offer Condition to be satisfied; (B) if, as of the then-scheduled expiration date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Offer Condition that Regeneron and Purchaser receive a certificate from Decibel’s Chief Executive Officer and Chief Financial Officer confirming that certain other Offer Conditions have been satisfied) have been satisfied or waived, at the written request of Decibel, Purchaser shall, and Regeneron shall cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of up to ten (10) business days per extension, to permit the Minimum Condition to be satisfied; and (C) Purchaser shall, and Regeneron shall cause Purchaser to, extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer. In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) the End Date (as defined below) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Decibel. Each of the extensions contemplated above is subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination. Except (i) as provided in Section 1.1(d) of the Merger Agreement, (ii) in the event that the Merger Agreement is terminated pursuant to Section 8 of the Merger Agreement or (iii) if Purchaser is not obligated to extend the Offer as provided in Section 1.1(c) of the Merger

Agreement, Purchaser must not terminate the Offer, or permit the Offer to expire, prior to any scheduled expiration date without the prior written consent of Decibel.

Either Decibel or Regeneron may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment (the “Offer Acceptance Time”) (or if an Offer Termination has occurred, prior to the consummation of the Merger (the “Closing”)), if the Closing has not occurred in accordance with the terms of the Merger Agreement on or prior to midnight, Eastern Time, on February 8, 2024, which date, if an Offer Termination has not occurred, (1) will automatically be extended to May 8, 2024 if as of midnight Eastern Time on February 8, 2024, all of the Offer Conditions other than the Minimum Condition, the Regulatory Condition to the Offer (as defined below) and the Governmental Authority Condition to the Offer (as defined below) (solely in respect of any antitrust law) are satisfied or waived and (2) will automatically be extended to August 8, 2024 if as of 11:59 p.m. Eastern time, February 8, 2024, all of the Offer Conditions other than the Minimum Condition, the Regulatory Condition to the Offer and the Governmental Authority Condition to the Offer (in the case of the Governmental Authority Condition to the Offer, solely in respect of any antitrust law) are satisfied or waived (such date, as it may be automatically extended, or as it may be automatically extended pursuant to the Merger Agreement if an Offer Termination has occurred, the “End Date”). The “Regulatory Condition to the Offer” requires that if an HSR Filing has been made pursuant to Section 6.2(b) of the Merger Agreement, an Offer Termination has occurred and the Merger is to be consummated other than pursuant to Section 251(h) of the DGCL, any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act has expired or been terminated. The “Governmental Authority Condition to the Offer” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition or payment for Shares pursuant to the Offer and the consummation of the Merger, and no legal requirement promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in this Schedule 14D-9.

The foregoing summary of the Offer does not purport to be complete is qualified in its entirety by the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Regeneron and Purchaser is 777 Old Saw Mill River Road, Tarrytown, NY 10591. The telephone number of each is (914) 847-7000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 also is located on the investors section of Decibel’s website at www.decibeltx.com, and the Offer to Purchase and the other related materials are available directly from Innisfree M&A Incorporated, the Information Agent engaged by Purchaser for the Offer, toll free, at (877) 456-3402. Banks and brokerage firms may call collect at (212) 750-5833. The information on Decibel’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Decibel, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Decibel or its affiliates, on the one hand, and (x) its executive officers, directors or affiliates or (y) Regeneron, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Decibel (the “Decibel Board”) was aware of, and considered, the agreements and arrangements described in this Item 3, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement and the Support Agreements (as defined below), including the Offer and the Merger (collectively, the “Transactions”), and in recommending that Decibel’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(a)	Arrangements with Regeneron, Purchaser and Their Affiliates

Merger Agreement

On August 8, 2023, Regeneron, Purchaser and Decibel entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Decibel, Regeneron and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Decibel’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Decibel to Regeneron and Purchaser and representations and warranties made by Regeneron and Purchaser to Decibel. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Decibel, Regeneron or Purchaser in Decibel’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Decibel to Regeneron and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Decibel, Regeneron and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by Decibel’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Decibel, Regeneron or Purchaser. Decibel’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Decibel, Regeneron, Purchaser or any of their respective subsidiaries or affiliates.

The foregoing summary and the summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Prior to signing the Merger Agreement, Decibel and Regeneron entered into a customary confidentiality agreement, dated June 30, 2023 (the “Confidentiality Agreement”). The Confidentiality Agreement included customary non-disclosure provisions that required Regeneron to keep confidential certain information relating to Decibel, and required each party to keep confidential the existence and content of any discussions in connection with a possible strategic transaction, for a period of two years from the date of the Confidentiality Agreement. The Confidentiality Agreement also included a customary standstill provision that prohibited Regeneron, for a period of nine (9) months from the date of the Confidentiality Agreement, from offering to acquire or acquiring Decibel, and from taking certain other actions, including soliciting proxies, without the prior written consent of Decibel. The Confidentiality Agreement provided for the termination of the standstill provision on customary terms, and also allowed Regeneron to make confidential acquisition proposals to the Decibel Board at any time. The Confidentiality Agreement contained a non-solicitation provision prohibiting Regeneron and any of its controlled affiliates who are provided with confidential information, for a period of twelve (12) months from the date of the Confidentiality Agreement, from soliciting for employment or hiring any employee of Decibel who was first introduced to Regeneron in connection with (i) evaluating a potential transaction or (ii) the parties activities under the Collaboration Agreement (as defined below), subject to certain exceptions.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, Decibel and Regeneron entered into a letter agreement, dated June 30, 2023 (the “Exclusivity Agreement”), which provided for exclusive negotiations between Decibel and Regeneron until 11:59 p.m., Eastern time, on the earliest of: (i) July 20, 2023 (provided if as of such date Decibel and Regeneron were continuing to negotiate in good faith toward the execution of a definitive agreement with respect to the Transactions, such exclusivity period would be automatically extended for two successive seven-day periods, unless prior to the then-scheduled end of such period, either Decibel or Regeneron provided written notice to the other that it wished to terminate the negotiations); (ii) the time at which Regeneron proposed in writing to reduce the aggregate cash consideration below $6.00 per Share or the aggregate amount payable per Share pursuant to the CVRs to less than $1.00; and (iii) the execution of a definitive merger agreement between Decibel and Regeneron with respect to the Transactions.

The foregoing summary and description of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreements

In connection with entering into the Merger Agreement, Regeneron and Purchaser entered into Tender and Support Agreements (as they may be amended from time to time, the “Support Agreements”), dated as of August 8, 2023 with each of Laurence Reid, OrbiMed Private Investments VIII, LP, OrbiMed Partners Master Fund Limited, OrbiMed Genesis Master Fund, L.P., and Third Rock Ventures III, L.P. (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 32.3% of the outstanding Shares as of such date (not including Company Options (as defined below) to purchase 1,332,039 Shares and 236,667 Company RSUs (as defined below) that are subject to the Support Agreements). Regeneron and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Support Agreements.

Pursuant to and subject to the terms and conditions of the Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreements are in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by or in connection with the Merger Agreement and the Support Agreements;

•	in favor of any other matters necessary or presented or proposed for the transactions to be timely consummated;

•

in favor of any proposal to adjourn or postpone a meeting of Decibel’s stockholders for the purpose of voting upon the adoption of the Merger Agreement (together with any adjournments or postponements thereof) or such other meeting of Decibel’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement;

•

against any action, agreement or transaction that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Decibel contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreements, or (b) result in any of the Offer Conditions or conditions to the Merger set forth in the Merger Agreement not being satisfied on or before the End Date;

•

against any change in the membership of the Decibel Board (unless such proposed change in the Decibel Board was proposed by the Decibel Board and is not in connection with or in support of any actual or potential Acquisition Proposal (as such term is defined in the Merger Agreement)); and

•

against any Acquisition Proposal and against any other action, agreement or transaction involving Decibel that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement and the Support Agreements.

Each Supporting Stockholder also granted Regeneron an irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Support Agreements.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to Sections 5.3 and 6.1 of the Merger Agreement.

The Support Agreements will each terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Regeneron and such Supporting Stockholder and (d) any amendment to the Merger Agreement or the Offer that is effected without the Supporting Stockholders’ written consent that decreases the amount, or changes the form of consideration payable to all stockholders of Decibel pursuant to the terms of the Merger Agreement.

The foregoing summary and description and the summary and description of the Support Agreements contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the form of Support Agreement, a copy of which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

License and Collaboration Agreement

In November 2017, Decibel entered into a license and collaboration agreement with Regeneron, as amended (the “Collaboration Agreement”). The Collaboration Agreement is focused on the discovery and development of new potential therapies directed to a set of defined collaboration targets. Decibel is currently developing DB-OTO, AAV.103 and AAV.104 in collaboration with Regeneron under the Collaboration Agreement. The Collaboration Agreement had an initial research term of five years, and granted Regeneron the right to extend the research term for up to two years in one-year intervals for the payment of $10.0 million for each one-year extension. In November 2021, Regeneron exercised its right to extend the research term and extended the research term by one year to November 2023.

In October 2020, Decibel entered into an amendment to the Collaboration Agreement (the “First Amendment”) pursuant to which, among other things, ATOH1, the target of Decibel’s DB-ATO program, was removed as a collaboration target and the terms and plans for the DB-OTO and AAV.103 programs were modified. Decibel issued 10,000,000 shares of its Series C convertible preferred stock to Regeneron in consideration for its entry into the First Amendment, which shares converted into 791,439 shares of common stock upon the consummation of Decibel’s initial public offering.

In February 2023, Decibel and Regeneron further amended the Collaboration Agreement (the “Second Amendment”) to provide for accelerated development milestone payments by Regeneron to Decibel for clinical development milestones for DB-OTO and pre-investigational new drug milestones for AAV.103.

Pursuant to the Collaboration Agreement, during the research term, Decibel established research plans that specify the activities each party undertakes with respect to the discovery or development of therapies directed to specific collaboration targets (referred to as “collaboration products”). Each party is responsible for its own respective costs and has agreed to use commercially reasonable efforts to complete the activities as designated in the agreed-upon research plan. For the DB-OTO program, Decibel has also committed to utilize a specified level of research personnel in the program. Additional collaboration targets may be added to the Collaboration Agreement by mutual consent or if they arise from certain novel target identification activities conducted under the Collaboration Agreement and achieve mutually agreed validation criteria. As between the parties, Decibel is primarily responsible for the direction and conduct of the research program, however, Regeneron contributes various technologies and expertise of its own as well as employees and research services by mutual agreement. A joint research committee oversees the research program.

A joint product committee will oversee development and commercialization of a collaboration product following investigational new drug application (“IND”) acceptance for such collaboration product. As between the parties, Decibel is solely responsible for developing and commercializing collaboration products in the field of hearing loss and balance disorders. Decibel has an obligation to use commercially reasonable efforts to develop and commercialize such collaboration products in the field. During the term of the Collaboration Agreement, neither Decibel nor Regeneron may develop or commercialize any products directed to collaboration targets in the field of treatment and prevention of disease involving loss of hearing or balance, other than pursuant to the Collaboration Agreement.

Pursuant to the Collaboration Agreement, Regeneron paid Decibel an upfront fee of $25.0 million and purchased 12,500,000 shares of Decibel’s Series B convertible preferred stock (the “Series B preferred stock”) at a price per share of $2.00, which shares converted into 989,299 shares of common stock upon the consummation of Decibel’s initial public offering. In November 2021, Regeneron exercised its right to extend the research term for one year to November 15, 2023 and paid Decibel an extension fee of $10 million. On a collaboration-product-by-collaboration-product basis, upon achievement of pre-defined milestones which begin at initiation of manufacturing to support Good Laboratory Practices (“GLP”) toxicology studies and conclude at initiation of a Phase 2 clinical trial, Regeneron is obligated to pay Decibel milestone payments of up to $35.5 million in the aggregate if the collaboration product is a biologic or up to $33.5 million in the aggregate if the collaboration product is a small molecule, which is intended to reflect approximately half of the total cost needed to achieve the next milestone. From and after the initiation of a registration-enabling trial, unless Regeneron decides to opt-out, Decibel has agreed to split development and regulatory costs with Regeneron on an equal basis through the registration enabling trials. Through June 30, 2023, Decibel has received an aggregate of $9.9 million in milestone payments from Regeneron pursuant to the Collaboration Agreement.

Under the Collaboration Agreement, Decibel is required to pay Regeneron tiered royalties on the worldwide net sales of collaboration products at percentages which range from mid-single digit to mid-thirties, with the exact royalty rate depending on the extent to which Regeneron shared in the funding of the collaboration product, the level of net sales of the collaboration product, the nature of any intellectual property contributed by Regeneron included in the collaboration product and whether the product is sold inside or outside the field. In the case of collaboration products for which Regeneron does not opt-out, Decibel’s obligation to pay tiered royalties on the worldwide net sales ranges from percentages in the mid-twenties to mid-thirties. In the case of collaboration products for which Regeneron opts-out, Decibel’s obligation to pay tiered royalties on the worldwide net sales ranges from percentages in the mid-single digits to mid-twenties. Decibel’s obligation to make royalty payments to Regeneron on account of worldwide net sales of collaboration products continues so long as Decibel, its affiliates, licensees or sublicensees sell collaboration products. To date, Decibel has not made any royalty or other payments to Regeneron under the Collaboration Agreement.

Pursuant to the Collaboration Agreement, Decibel has granted to Regeneron a right of first negotiation if Decibel chooses to license or otherwise transfer rights to develop or commercialize collaboration products. Regeneron may opt-out of the collaboration with respect to any collaboration product following submission of the IND to the U.S. Food and Drug Administration for a collaboration product: immediately prior to the initiation of a registration enabling trial, immediately prior to the submission of a marketing authorization application and at any time following the initiation of the registration enabling trial, upon notice to Decibel within a specified time period. If Regeneron opts out with respect to a collaboration product, it does not owe further milestones on that collaboration product and will no longer share development expenses for such collaboration product. Regeneron may opt back into a collaboration product under certain circumstances.

Pursuant to the First Amendment, Regeneron agreed to pay Decibel $0.3 million to fund its ongoing research program and $0.5 million to help secure the services of a contract development and manufacturing organization. The $0.5 million payment was creditable against the milestone associated with the initiation of manufacturing to support GLP toxicology studies of DB-OTO. Additionally, Regeneron agreed to reimburse Decibel for up to $10.5 million of third-party costs related to the GLP toxicology studies of DB-OTO as such costs are incurred, and Decibel agreed that the aggregate potential milestone payments for DB-OTO would be reduced by $15.0 million. In addition, notwithstanding its removal from the collaboration, for DB-ATO, Decibel agreed to pay to Regeneron a royalty calculated as a low- to mid-single digit percentage of net sales of DB-ATO, on a country-by-country basis, until the latest of the expiration of the last patent covering DB-ATO in such country, the expiration of all applicable regulatory exclusivities for DB-ATO in such country and the tenth anniversary of the first commercial sale of DB-ATO in such country.

The term of the Collaboration Agreement will continue until neither Decibel nor any of its affiliates nor any of its sublicensees is developing or commercializing any collaboration products. Either party may terminate the Collaboration Agreement for cause for the other party’s uncured material breach on prior written notice, if the other party becomes insolvent or in certain circumstances in which either party challenges the patent rights of the other party. In addition, if Decibel suspends development activities for a specified period of time, or if Decibel fails to invest specified levels of committed resources to the DB-OTO program, Regeneron would have certain remedies, including the ability to obtain control over further development and commercialization of DB-OTO and AAV.103, subject to payments to Decibel to be negotiated, and the ability to terminate its obligations to Decibel with respect to other collaboration products.

The foregoing summary and the summary of the Collaboration Agreement contained in Section 8 of the Offer to Purchase titled “Certain Information Concerning Regeneron and Purchaser” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Collaboration Agreement and the Second Amendment, copies of which are filed as Exhibits (e)(8) and (e)(9), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Series B Preferred Stock Purchase Agreement

In November 2017, Decibel entered into a stock purchase agreement with Regeneron (the “Series B SPA”) pursuant to which Decibel issued and sold 12,500,000 shares of Series B preferred stock to Regeneron at a price of $2.00 per share, which shares converted into 989,299 shares of common stock upon the consummation of Decibel’s initial public offering. The Series B SPA includes a standstill provision that prohibits Regeneron from offering to acquire or acquiring Decibel, and from taking certain other actions, including soliciting proxies, unless otherwise agreed or invited in writing by Decibel. The standstill provision automatically terminates if at any time a third party (a) enters into a definitive agreement for the merger, consolidation, purchase of all of the assets or other business combination of Decibel, (b) enters into a definitive agreement for the purchase or other acquisition of beneficial ownership of securities representing more than 30% of the voting power of Decibel or (c) commences a tender offer or exchange offer with respect to securities representing 50% or more of the voting power of Decibel, unless Decibel files a recommendation with the SEC within ten (10) business days following the commencement of such tender offer or exchange offer pursuant to which the Decibel Board advises Decibel’s stockholders to reject such tender offer or exchange offer.

The foregoing summary and the summary of the Series B SPA contained in Section 8 of the Offer to Purchase titled “Certain Information Concerning Regeneron and Purchaser” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Series B SPA, a copy of which is filed as Exhibit (e)(18) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Arrangements Between Decibel and its Executive Officers, Directors and Affiliates

Certain of Decibel’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. The Decibel Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

Decibel’s current executive officers are as follows:

Name	Position
Laurence Reid, Ph.D.	Chief Executive Officer, President, Secretary and Director
John Lee	Executive Vice President, Chief Development Officer
Anna Trask	Executive Vice President, Chief People Officer
James Murphy*	Interim Chief Financial Officer

*	James Murphy, a consultant to Decibel, is currently serving as Decibel’s Interim Chief Financial Officer, but is not entitled to any payments or benefits in connection with the Transactions.

(c)	Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Decibel’s executive officers and directors who own Shares tender Shares for purchase pursuant to the Offer, they will receive the same consideration with respect to their Shares on the same terms and conditions as the other stockholders of Decibel. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration with respect to their Shares on the same terms and conditions as the other stockholders of Decibel.

The following table sets forth, for each of Decibel’s executive officers and directors (i) the number of Shares held by each as of August 21, 2023, (ii) the estimated cash consideration that would be payable (on a pre-tax basis) in respect thereof pursuant to the Offer and (iii) the estimated maximum CVR amount that would be payable (on a pre-tax basis) in respect thereof pursuant to the Offer.

Name of Executive Officer or Director	Shares Owned (#)	Total Cash Consideration for Shares ($)	Maximum CVR Amount Payable for Shares ($)
Executive Officers
Laurence Reid, Ph.D.	25,849	$103,396	$90,472
John Lee	27,144	$108,576	$95,004
Anna Trask	1,864	$7,456	$6,524
James Murphy	—	$—	$—
Directors
William H. Carson, M.D.	—	$—	$—
Alison Finger, M.B.A.	—	$—	$—
Matthew Kapusta, M.B.A.	—	$—	$—
Kevin McLaughlin, M.B.A.	—	$—	$—
Saraswathy Nochur, Ph.D.	—	$—	$—

(d)	Treatment of Company Options in the Transactions

The Merger Agreement provides that, at the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding, whether or not vested, will receive the following treatment:

•

each Company Option with an exercise price per share that is less than the amount of the Cash Consideration (each a “Tranche 1 Option”) that is then outstanding will be cancelled and exchanged for (A) an amount in cash equal to the product of (x) the total number of Shares subject to such Tranche 1 Option immediately prior to the Effective Time multiplied by (y) the excess of the amount of the Cash Consideration over the applicable exercise price per share of such Tranche 1 Option, and (B) one CVR with respect to each share subject to such Tranche 1 Option as of immediately prior to the Effective Time;

•

each Company Option with an exercise price per share that is equal to or greater than the amount of the Cash Consideration and less than the sum of the amount of the Cash Consideration and the amount of the DB-OTO Milestone Payment that is then outstanding (each a “Tranche 2 Option”) and each Company Option with an exercise price per share that is equal to or greater than the sum of the amount of the Cash Consideration and the amount of the DB-OTO Milestone Payment and less than the sum of the amount of the Cash Consideration, the amount of the DB-OTO Milestone Payment and the amount of the Registration Study Milestone Payment that is then outstanding (each a “Tranche 3 Option” and, collectively with each Tranche 1 Option and Tranche 2 Option, the “Specified Options”) will be cancelled and exchanged for one CVR with respect to each Share subject to such Specified Option as of immediately prior to the Effective Time; and

•	each Company Option other than a Specified Option that is then outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.

Notwithstanding the foregoing, pursuant to the CVR Agreement:

•

in the case of any CVR received in respect of a Tranche 2 Option, the DB-OTO Milestone Payment will equal the excess of $6.00 over the exercise price per share with respect to such Tranche 2 Option and the Registration Study Milestone Payment will equal $1.50 per CVR; and

•

in the case of any CVR received in respect of a Tranche 3 Option, the Registration Study Milestone Payment will equal the excess of $7.50 over the exercise price per share with respect to such Tranche 3 Option (and no payment will be made upon the achievement of the DB-OTO Milestone).

The following table sets forth, for each of Decibel’s executive officers and directors (i) the number of Tranche 1 Options, Tranche 2 Options and Tranche 3 Options held by each as of August 21, 2023, (ii) the estimated cash consideration that would be payable (on a pre-tax basis) in respect of such Tranche 1 Options, Tranche 2 Options and Tranche 3 Options and (iii) the estimated contingent consideration that would be payable (on a pre-tax basis) in respect of such Tranche 1 Options, Tranche 2 Options and Tranche 3 Options.

	Specified Options
Name of Executive Officer or Director	Number of Shares Underlying Tranche 1 Options (#)	Cash Consideration for Tranche 1 Options at Closing ($)	Maximum CVR Amount Payable in Respect of Tranche 1 Options ($)	Number of Shares Underlying Tranche 2 Options (#)	Cash Consideration for Tranche 2 Options at Closing ($)	Maximum CVR Amount Payable in Respect of Tranche 2 Options ($)	Number of Shares Underlying Tranche 3 Options (#)	Cash Consideration for Tranche 3 Options at Closing ($)	Maximum CVR Amount Payable in Respect of Tranche 3 Options ($)
Executive Officers
Laurence Reid, Ph.D.	259,500	$113,190	$908,250	1,072,539	$—	$3,325,943	—	$—	$—
John Lee	97,500	$65,850	$341,250	232,003	$—	$719,441	—	$—	$—
Anna Trask	97,500	$65,850	$341,250	137,302	$—	$425,774	—	$—	$—
James Murphy	—	$—	$—	—	$—	$—	—	$—	$—
Directors
William H. Carson, M.D.	10,000	$17,000	$35,000	5,000	$—	$13,600	—	$—	$—
Alison Finger, M.B.A.	10,000	$17,000	$35,000	5,000	$—	$13,600	20,000	$—	$26,000
Matthew Kapusta, M.B.A.	10,000	$6,600	$35,000	—	$—	$—	—	$—	$—
Kevin McLaughlin, M.B.A.	20,000	$22,400	$70,000	5,000	$—	$13,600	—	$—	$—
Saraswathy Nochur, Ph.D.	10,000	$17,000	$35,000	5,000	$—	$13,600	20,000	$—	$26,000

(e)	Treatment of Company RSUs in the Transactions

The Merger Agreement provides that, at the Effective Time, each restricted stock unit of Decibel (each a “Company RSU”) then outstanding, whether or not vested, will be cancelled and exchanged for the right to receive (i) a cash payment equal to (x) the total numbers of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Cash Consideration and (ii) one CVR with respect to each Share subject to such Company RSU as of immediately prior to the Effective Time.

The following table sets forth, for each of Decibel’s executive officers and directors (i) the number of unvested Company RSUs held by each as of August 21, 2023, (ii) the estimated cash consideration that would be payable

(on a pre-tax basis) in respect thereof and (iii) the estimated maximum CVR amount that would be payable (on a pre-tax basis) in respect thereof.

Name of Executive Officer or Director	Number of Unvested Company RSUs (#)	Total Cash Consideration for Company RSUs ($)	Maximum CVR Amount Payable for Company RSUs ($)
Executive Officers
Laurence Reid, Ph.D.	236,667	$946,668	$828,335
John Lee	169,000	$676,000	$591,500
Anna Trask	116,667	$466,668	$408,335
James Murphy	—	$—	$—
Directors
William H. Carson, M.D.	5,000	$20,000	$17,500
Alison Finger, M.B.A.	5,000	$20,000	$17,500
Matthew Kapusta, M.B.A.	10,000	$40,000	$35,000
Kevin McLaughlin, M.B.A.	5,000	$20,000	$17,500
Saraswathy Nochur, Ph.D.	5,000	$20,000	$17,500

(f)	Treatment of Company Employee Stock Purchase Plan

Pursuant to the Merger Agreement, Decibel has agreed to take all actions necessary pursuant to the terms of Decibel’s Amended and Restated 2021 Employee Stock Purchase Plan (the “Company ESPP”) or otherwise to provide that (a) no new offering period will be commenced following the date of the Merger Agreement under the Company ESPP; (b) there shall be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current offering period from those in effect as of the date of the Merger Agreement; (c) no individuals shall commence participation in the Company ESPP during the period from the date of the Merger Agreement through the Effective Time; (d) each purchase right issued pursuant to the Company ESPP shall be fully exercised not later than five (5) business days prior to the Effective Time; and (e) the Company ESPP shall terminate effective upon the Effective Time.

(g)	Treatment of the Company Equity Plans

Pursuant to the Merger Agreement, Decibel has agreed to take all actions appropriate or necessary under the 2015 Stock Incentive Plan, as amended, the 2021 Stock Incentive Plan, as amended, and award agreements pursuant to which Company Options and Company RSUs are outstanding or otherwise to effect the treatment of the Company Options and Company RSUs as described above so that, as of the Effective Time, there are no obligations in respect of the Company Options or Company RSUs other than the right to receive the payments under the Merger Agreement.

(h)	Employment Agreements

Decibel is party to preexisting employment agreements with each of Dr. Reid, Mr. Lee and Ms. Trask, which provide that Decibel may terminate such executive officer’s employment with Decibel at any time and for any reason. Each of the employment agreements sets forth the initial compensation arrangements for the applicable executive officer, including an initial base salary and an annual discretionary performance bonus target.

Each of Decibel’s executive officers, other than Mr. Murphy who is subject to confidentiality restrictions via Decibel’s consulting agreement with Danforth Advisors, LLC (“Danforth”) described below, has entered into standard forms of agreements with respect to non-competition, non-solicitation, confidential information and assignment of inventions. Under these agreements, each executive officer, other than Mr. Murphy, has agreed not to compete with Decibel during his or her employment and for a period of nine to 12 months after the termination of his or her employment, not to solicit Decibel’s employees, consultants, customers, prospective customers, suppliers, or potential or actual business partners who were contacted, solicited or served by Decibel during his or her employment and for a period of 12 months after the termination of his or her employment, excluding the hiring or engagement as an independent contractor of individuals whose employment or engagement by Decibel has been terminated for a period of three months or longer, and to protect Decibel’s confidential and proprietary information indefinitely. In addition, under these agreements, each executive officer, other than Mr. Murphy, has agreed that Decibel owns all inventions that are developed by such executive officer during his or her employment with Decibel that (i) are related to its business or customers or any of its products or services being researched, developed, manufactured or sold by Decibel or which may be used with such products or services, (ii) result from tasks assigned to the executive officer by Decibel or (iii) result from the use of Decibel’s premises or personal property (whether tangible or intangible) owned, leased or contracted for by Decibel. Each executive officer, other than Mr. Murphy, also has agreed to provide Decibel with a non-exclusive, royalty-free, paid-up, irrevocable, worldwide license to use any prior inventions that such executive officer incorporates into inventions assigned to Decibel under these agreements.

(i)	Consulting Agreement with Danforth Advisors, LLC

Decibel is party to a consulting agreement with Danforth Advisors, LLC (“Danforth”), an affiliate of Mr. Murphy, Decibel’s Interim Chief Financial Officer. Pursuant to the consulting agreement, Danforth provides Decibel with the chief financial officer services of Mr. Murphy, and other services including financial planning, offering support and accounting services, in exchange for fees payable to Danforth based on hourly rates. The consulting agreement prohibits Decibel from soliciting certain Danforth employees during the term of the agreement and for one year thereafter, subject to customary exceptions. The consulting agreement may be terminated by Decibel or Danforth with cause, upon 30 days’ written notice, and without cause, upon 60 days’ written notice. As of August 21, 2023, Decibel had paid Danforth approximately $0.5 million since September 10, 2022, the date the Decibel Board appointed Mr. Murphy to serve as Decibel’s Interim Chief Financial Officer, which appointment became effective on October 7, 2022.

(j)	Severance and Change in Control Benefits Agreements

In April 2021, Decibel’s compensation committee approved severance and change in control benefits for its executive officers, including Dr. Reid, Mr. Lee and Ms. Trask, at the level of vice president and above. These benefits were set forth in agreements (the “Severance Agreements”) entered into with Decibel’s executives and superseded any severance provisions in any prior offer letter, severance agreement or employment or other agreement between Decibel and its executives. Mr. Murphy is not a party to a Severance Agreement.

Under the Severance Agreements, the executives will receive these benefits in the event their employment is terminated by Decibel without “cause” or by the executive for “good reason” (each as defined in the Severance Agreement), in either case, (i) more than three months prior to or more than 12 months following a “change in control” (as defined in the Severance Agreement, and which includes the Transactions) (such termination, an “Involuntary Termination”), or (ii) within three months prior to, on, or within 12 months following a change in control (such termination, a “Change in Control Termination”), subject, in any case, to the execution and effectiveness of a separation and release of claims agreement.

Specifically, in the event of an Involuntary Termination, the executive will receive:

•

payment of an amount equivalent to 12 months’ base salary plus 100% of the executive’s target bonus for the year in which the Involuntary Termination occurs, such amount to be paid over 12 months, in the case of Decibel’s Chief Executive Officer, Dr. Reid;

•

payment of an amount equivalent to nine months’ base salary, such amount to be paid over nine months, in the case of Decibel’s other C-level executives and senior vice presidents, including Mr. Lee and Ms. Trask;

•	payment of an amount equivalent to six months’ base salary, such amount to be paid over six months, in the case of Decibel’s vice presidents; and

•

provided that the executive is eligible for and elects to continue receiving group health insurance coverage pursuant to COBRA, the share of the premiums for COBRA continuation coverage that Decibel pays for active and similarly situated employees who receive the same type of coverage for a period of up to 12 months for Decibel’s Chief Executive Officer, Dr. Reid, up to nine months for Decibel’s other C-level executives and senior vice presidents, including Mr. Lee and Ms. Trask, and up to six months for Decibel’s vice presidents; provided that in the event the executive obtains alternative coverage or the executive’s COBRA eligibility ends, Decibel’s obligation to pay such share of the premiums shall end.

In the event of a Change in Control Termination, the executive will receive:

•

payment of an amount equivalent to 18 months’ base salary plus an amount equal to the executive’s pro-rated target bonus for the year in which the termination occurs, such amount to be paid over 18 months, plus a lump-sum payment equal to one and a half times the executive’s target bonus for the year in which the Change in Control Termination occurs, in the case of Decibel’s Chief Executive Officer, Dr. Reid;

•

payment of an amount equivalent to 12 months’ base salary plus an amount equal to the executive’s pro-rated target bonus for the year in which the termination occurs, such amount to be paid over 12 months, plus a lump-sum payment equal to the target bonus for the year in which employment is terminated, in the case of Decibel’s other C-level executives and senior vice presidents, including Mr. Lee and Ms. Trask;

•

payment of an amount equivalent to nine months’ base salary plus an amount equal to the executive’s pro-rated target bonus for the year in which the termination occurs, such amount to be paid over nine months, plus a lump-sum payment equal to 75% of the target bonus for the year in which employment is terminated, in the case of Decibel’s vice presidents;

•

the full acceleration of vesting of all outstanding stock-based awards held by the executive as of the date of termination (other than stock-based awards that vest on the basis of performance and do not provide solely for time-based vesting, unless otherwise determined by the Decibel Board) (however, as described further above, pursuant to the Merger Agreement, all unvested stock-based awards, including performance-based Company RSUs, will become vested at the Effective Time); and

•

provided that the executive is eligible for and elects to continue receiving medical insurance pursuant to COBRA, the share of the premiums for COBRA continuation coverage that Decibel pays for active and similarly situated employees who receive the same type of coverage for a period of up to 18 months for Decibel’s Chief Executive Officer, Dr. Reid, up to 12 months for Decibel’s other C-level executives and senior vice presidents, including Mr. Lee and Ms. Trask, and up to nine months for Decibel’s vice presidents; provided that in the event the executive obtains alternative coverage or the executive’s COBRA eligibility ends, Decibel’s obligation to pay such share of the premiums shall end.

Quantification of Potential Payments to Decibel’s Named Executive Officers in Connection with a Change in Control Termination

The table below sets forth the estimated value of the cash payments and benefits for which Decibel’s executive officers would be eligible upon a Change in Control Termination (including a termination in connection with the Transactions) pursuant to their Severance Agreements, assuming the Closing occurs on September 25, 2023 and such Change in Control Termination occurred immediately following the Closing. The table excludes any payments or benefits based on the acceleration of stock-based awards, which is described in the sections titled “—Treatment of Company Options in the Transactions” and “—Treatment of Company RSUs in the Transactions” above.

Name	Cash Severance ($)	Health Benefits ($)	Total ($)
Laurence Reid, Ph.D.	$1,571,731	$40,050	$1,611,781
John Lee	$796,415	$35,256	$831,671
Anna Trask	$635,100	$37,932	$673,032
James Murphy(1)	$—	$—	$—

(1)	Mr. Murphy is not a party to a Severance Agreement. See “—Consulting Agreement with Danforth Advisors, LLC”.

(k)	2023 Bonus Policy

In connection with the Transactions, on August 8, 2023, the compensation committee of the Decibel Board adopted the following policy in respect of 2023 bonuses, which Regeneron has agreed to honor in accordance with the Merger Agreement: any Decibel employee, including any executive officer of Decibel, who remains employed by Decibel or its affiliates as of December 31, 2023 will be entitled to receive an annual bonus for 2023 of not less than the employee’s target bonus opportunity for 2023 (provided that employees hired during 2023 and remaining employed as of December 31, 2023 will receive their target bonus opportunity, prorated based on the number of days employed by Decibel or its affiliates during 2023).

(l)	Employee Arrangements Following the Merger

Pursuant to the Merger Agreement, Regeneron has agreed that for a period of one year following the Effective Time (such period, the “Continuation Period”), Regeneron will provide, or cause to be provided, to each employee who continues employment with Regeneron or one of its subsidiaries following the Effective Time during the Continuation Period (each, a “Continuing Employee”), (i) a base salary or base hourly wage rate (as applicable) that is no less than that provided to such Continuing Employee as of immediately prior to the Effective Time, (ii) target cash incentive compensation opportunities that are no less favorable than either (x) those provided to such Continuing Employee as of immediately prior to the Effective Time or (y) those provided by Regeneron to similarly situated employees, (iii) employee benefits (excluding equity incentive compensation and certain other benefits) that are in the aggregate no less favorable than either (x) those provided to such Continuing Employee as of immediately prior to the Effective Time or (y) those provided by Regeneron to similarly situated employees. In addition, Regeneron has agreed to provide severance payments and benefits to each Continuing Employee who experiences a severance-qualifying termination of employment during the Continuation Period in accordance with the Severance Agreement, offer letter, employment agreement or other severance plan or policy applicable to such employee. The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Continuing Employees for purposes of vesting and eligibility to participate under any benefit plans in which Continuing Employees are eligible to participate after the Effective Time.

(m)	Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Regeneron or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Regeneron or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Regeneron and/or its affiliates have been established. Any such arrangements with Decibel’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.

(n)	Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, Decibel’s compensation committee will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between Purchaser, Decibel or their respective affiliates and any of the officers, directors or employees of Decibel or its subsidiaries that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(o)	Director Compensation

Under Decibel’s non-employee director compensation program, effective January 1, 2023, the cash fees paid to non-employee directors for service on the Decibel Board and for service on each committee of the Decibel Board on which the director is a member were as follows:

	Member Annual Fee ($)	Chair Additional Annual Fee ($)
Board of Directors	40,000	30,000
Audit Committee	7,500	7,500
Compensation Committee	5,000	5,000
Nominating and Corporate Governance Committee	4,000	4,000

These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on the Decibel Board. Decibel also reimburses non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of the Decibel Board and any committee of the Decibel Board on which he or she serves. Dr. Reid, Decibel’s President and Chief Executive Officer, does not receive any compensation for his service as a member of the Decibel Board.

In addition, pursuant to Decibel’s non-employee director compensation program, in effect as of January 1, 2023, each non-employee director is entitled to receive, (i) upon initial election to the Decibel Board, a grant of 10,000 Company Options and 10,000 Company RSUs; and (ii) an annual grant of 5,000 Company Options and 5,000 Company RSUs; provided such non-employee director that has served on the Decibel Board for at least six months. Subject to the non-employee director’s continued service as a director, the initial grant of Company Options vest in equal monthly installments until the third anniversary of the grant date and the initial grant of Company RSUs vests in annual installments until the third anniversary of the grant date and, in the event of a change in control, the vesting schedule of the Company Options and Company RSUs accelerate in full. In addition, subject to the non-employee director’s continued service as a director, the annual grant of Company Options and Company RSUs each vest in full on the first anniversary of the grant date (or, if earlier, the date of the next annual meeting of stockholders following the date of grant) and, in the event of a change in control, the vesting schedule of the Company Options and Company RSUs accelerate in full. The Company Options and Company RSUs granted to members of the Decibel Board will be treated in the same manner as other Company

Options and Company RSUs as provided by the Merger Agreement and as described in more detail in “Item 3.—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Decibel and its Executive Officers, Directors and Affiliates.”

(p)	Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Decibel’s restated certificate of incorporation, as amended (the “Company Restated Certificate”), includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Decibel’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Decibel or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The Company Restated Charter also includes provisions that limit the liability of certain officers for monetary damages for breach of their fiduciary duty as officers, however, such provision is more limited in scope than the director exculpation provision and does not permit officers to be exculpated for liability arising out of:

•	claims brought by Decibel itself;

•	claims brought by stockholders in the name of Decibel (derivative claims);

•	for any breach of the officer’s duty of loyalty to Decibel or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

•	for any transaction from which the officer derived an improper personal benefit.

Pursuant to the terms of the Merger Agreement, Decibel’s directors and executive officers will be entitled to certain ongoing indemnification, exculpation and advancement of certain expenses and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation.

For a period of six (6) years from the Effective Time, Regeneron and the Surviving Corporation have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of Decibel and its subsidiaries pursuant to the organizational documents of Decibel and its subsidiaries, and any indemnification or other similar agreements of Decibel and its subsidiaries set forth in a confidential disclosure schedule, in each case as in effect on the date of the Merger Agreement, shall continue in full force and effect in accordance with their terms, and Regeneron shall cause the Surviving Corporation and its subsidiaries to perform their obligations thereunder; provided that all rights to indemnification, advancement of expenses and exculpation in respect of any claim asserted or made, and for which an Indemnified Person delivers a written notice to Regeneron within such six (6) year period asserting a claim for such protections pursuant to the Merger Agreement, shall continue until the final disposition of such claim. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Regeneron has agreed that it will cause the Surviving Corporation and its subsidiaries to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Decibel or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Decibel or its subsidiaries as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to, or by reason of, the fact that the Indemnified Person is or was a director or officer of Decibel or its subsidiaries or is or was serving at the request of Decibel or its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents, and certain indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement, as well as to the fullest extent permitted under applicable law, and Regeneron has agreed that it will cause the Surviving Corporation and its subsidiaries to provide such advancement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such Indemnified Person is not entitled to indemnification. The Merger Agreement further provides that, to the fullest extent permitted under applicable law, Regeneron will cause the Surviving Corporation and its subsidiaries to pay, in advance, all reasonable attorneys’ fees and expenses that may be incurred by Indemnified Persons in connection with their enforcement of their rights provided under Section 6.5 of the Merger Agreement, provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such Indemnified Person is not entitled to indemnification.

Regeneron has agreed to bind upon the consummation of the transactions a six (6)-year prepaid “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy or policies covering Decibel and its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Decibel and its subsidiaries, such tails to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Decibel and its subsidiaries with respect to claims arising from acts or omissions that occurred at or before the Effective Time and covering, without limitation, the Transactions; provided that in no event will the cost of any such tail policy or policies exceed 300% of the aggregate annual premium most recently paid by Decibel or its subsidiaries prior to the date of the Merger Agreement with respect to each such coverage (the “Maximum Amount”). If the aggregate premiums of any such tail insurance coverage exceeds the Maximum Amount, then Regeneron may obtain a policy or policies with the greatest coverage available for a cost not exceeding the Maximum Amount.

The rights to advancement, exculpation and indemnification above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

(q)	Section 16 Matters

Pursuant to the Merger Agreement, Decibel and the Decibel Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options and Company RSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation

(a)	Recommendation of the Decibel Board

At a meeting of the Decibel Board held on August 8, 2023, the Decibel Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair to and in the best interest of Decibel and its stockholders, (ii) declared it advisable that Decibel enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Decibel of the Merger Agreement and the consummation by Decibel of the Transactions, including the Offer and the Merger, (iv) resolved that (a) if the Offer Acceptance Time occurs, the Merger shall be effected under Section 251(h) of the DGCL and will be effected as soon as practicable following the Consummation of the Offer, and (b) if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (v) resolved to recommend that Decibel’s stockholders (1) accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and (2) adopt the Merger Agreement at any meeting of Decibel’s stockholders held for such purpose and any adjournment or postponement thereof.

Accordingly, and for other reasons described in more detail below, the Decibel Board unanimously recommends that Decibel’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Decibel Board took into account a number of reasons described below in this Item 4 under “—Background of the Offer and the Merger” and “—Reasons for the Recommendation.”

A joint press release, dated August 9, 2023, issued by Decibel and Regeneron announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

(b)	Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Decibel Board or committees thereof or the representatives of Decibel and other parties.

The Decibel Board, together with members of Decibel’s senior management, regularly reviews and assesses Decibel’s operations, financing requirements and industry developments in the context of Decibel’s strategic plans and, in connection with this review and assessment, periodically considers business development opportunities, capital raising opportunities and other strategic alternatives. Decibel also, from time to time, has engaged in discussions with various parties regarding potential business transactions.

On November 15, 2017, Decibel and Regeneron entered into a strategic collaboration. The collaboration is focused on developing gene therapies for monogenic forms of congenital hearing loss. Under the Collaboration Agreement, described more fully in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—License and Collaboration Agreement,” which was amended in October 2020 and February 2023, Decibel is developing Decibel’s lead gene therapy product candidate, DB-OTO, to provide physiological hearing to individuals with profound, congenital hearing loss caused by mutations of the otoferlin gene, as well as AAV.103 to restore hearing in individuals with mutations in the GJB2 gene and AAV.104 to restore hearing in individuals with mutations in the stereocilin gene. Under the Collaboration Agreement, (i) Regeneron has paid Decibel upfront fees, a fee associated with extending the research term of the Collaboration Agreement and milestone payments upon the achievement of pre-defined milestones and agreed to pay additional milestone payments and split development and regulatory costs on an equal basis from and after the initiation of a registration-enabling trial through the completion of registration-enabling trials, and (ii) Decibel has retained worldwide development and commercialization rights to all products developed under the collaboration and agreed to pay Regeneron tiered royalties on net sales of products developed under the Collaboration Agreement.

Also on November 15, 2017, in connection with the entry into the Collaboration Agreement, Decibel and Regeneron entered into the Series B SPA, described more fully in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Series B Preferred Stock Purchase Agreement.” Under the Series B SPA, Regeneron purchased 12,500,000 shares of Series B preferred stock for $2.00 per share. The Series B SPA contains a standstill provision for the benefit of Decibel that survives until the later to occur of (i) February 17, 2026, as the fifth anniversary of the consummation of Decibel’s initial public offering, and (ii) the second anniversary of the expiration of the research program term under the Collaboration Agreement, which currently is scheduled to expire on November 23, 2023. This standstill provision contains a “don’t ask / don’t waive” provision, but allows Regeneron to make confidential proposals to the Decibel Board at any time and automatically terminates upon, among other events, the signing of a definitive agreement with a third party for the sale of Decibel.

In May 2018, Regeneron purchased 4,000,000 shares of Decibel’s Series C convertible preferred stock (the “Series C preferred stock”) for $2.00 per share pursuant to a stock purchase agreement entered into with all purchasers of Series C preferred stock, and, in October 2020, Decibel issued to Regeneron 10,000,000 shares of Series C preferred stock in consideration for Regeneron’s entry into the October 2020 amendment to the Collaboration Agreement.

Upon the consummation of Decibel’s initial public offering on February 17, 2021, all of the shares of Series B preferred stock and Series C preferred stock owned by Regeneron converted into an aggregate of 2,097,314 Shares, representing approximately 8.6% of the total number of Shares that were issued and outstanding at that time.

In February 2022, a party referred to as Party A, with which Decibel had entered into a nondisclosure agreement that did not contain a standstill provision on May 20, 2020 in connection with business development discussions between Decibel and Party A, orally advised Decibel that it planned to make an offer to acquire Decibel. Following that oral indication of interest, at the direction of the Decibel Board, Decibel entered into a nondisclosure agreement with Centerview Partners LLC (“Centerview”) in connection with its potential engagement as a financial advisor to Decibel. Centerview was selected based on, among other factors, its qualifications, professional reputation and industry expertise. In February and March 2022, the Decibel Board held virtual meetings with members of Decibel’s senior management and representatives of Centerview present to discuss Party A’s interest in acquiring Decibel. Party A did not submit a written offer or proposal or otherwise propose any economic terms for a transaction to Decibel.

In June 2022, Decibel began working with Leerink Partners LLC (“Leerink Partners”) in connection with Decibel’s exploration of a potential strategic alliance for its DB-020 product candidate or a sale transaction, and in September 2022 formally engaged Leerink Partners. Leerink Partners was selected based on, among other factors, its qualifications, professional reputation, industry expertise and prior relationship with Decibel. As part of the exploration of these alternatives, during the period from June 2022 to November 2022, Decibel engaged in separate preliminary discussions regarding a potential merger of equals transaction with a party referred to as Party B, a public biotech company with which Decibel entered into a nondisclosure agreement on June 27, 2022 that did not contain a standstill provision, and a party referred to as Party C, a private biotech company with which Decibel entered into a nondisclosure agreement on June 20, 2022 that did not contain a standstill provision. Following Decibel’s submission of a non-binding indication of interest to Party B on October 21, 2022 for a merger of equals transaction, Decibel and Party B terminated discussions on November 8, 2022 due to a change in strategy at Party B associated with a change in its management. Following Decibel’s submission of a non-binding indication of interest to Party C on October 30, 2022 for a merger of equals transaction, Decibel and Party C terminated discussions on November 20, 2022 due to differing views of the companies’ respective valuations. Decibel’s activities during June 2022 through November 2022 did not result in any other written proposals, term sheets or other preliminary agreements regarding potential strategic combinations or partnering relationships.

In the fourth quarter of 2022, Regeneron and Decibel began discussing an amendment to the Collaboration Agreement, and on February 6, 2023 entered into the second amendment to the Collaboration Agreement, to provide for accelerated milestone payments by Regeneron to Decibel for clinical development milestones for DB-OTO and pre-IND milestones for AAV.103.

From January 2023 through March 2023, Decibel and Regeneron held discussions regarding further modifying the Collaboration Agreement and a related equity investment in Decibel by Regeneron. During this period, Decibel and Regeneron each made proposals to the other but they were unable to agree on the scope of further modifications to the Collaboration Agreement or the amount and terms of an equity investment.

On March 30, 2023, Nouhad Husseini, Regeneron’s Senior Vice President, Business Development and Corporate Strategy, advised Laurence Reid, Ph.D., Decibel’s President and Chief Executive Officer and a member of the Decibel Board, that Regeneron intended to submit a proposal to acquire Decibel rather than continue discussions regarding amendments to the Collaboration Agreement and an equity investment in Decibel. On March 31, 2023 and April 1, 2023, Dr. Reid advised each member of the Decibel Board of the potential proposal and, with the concurrence of the members of the Decibel Board, discussed the potential proposal with a representative of Centerview.

On April 4, 2023, the Decibel Board held a virtual meeting with members of Decibel’s senior management, a representative of Centerview and a representative of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), counsel to Decibel, present. During the meeting, Dr. Reid reported to the Decibel Board on his March 30 conversation with Mr. Husseini, including Mr. Husseini’s statement that Regeneron intended to submit a proposal to acquire Decibel, and the representative of Centerview provided Centerview’s perspective on Regeneron’s potential proposal, Regeneron’s approach to mergers and acquisitions discussions, next steps if and when a proposal was received and potential other interested parties that the Decibel Board could consider directing Centerview to contact at the appropriate time. The Board then discussed the potential proposal, the approach to any proposal and Decibel’s alternatives to any such proposal, including the possibility of conducting an equity financing without any concurrent investment from Regeneron and the possibility of entering into a strategic alliance with a third party and remaining a stand-alone public company. The representative of WilmerHale then reviewed the fiduciary duties of the members of the Decibel Board under Delaware law and other legal considerations in the context of a potential strategic transaction. The Decibel Board then discussed further Decibel’s financing alternatives and financial plan, including Decibel’s ability to effectuate a financing without a concurrent Regeneron investment, the amount that could be raised in such a financing and Decibel’s cash needs, and the possible terms of a financing, including the anticipated dilution to existing Decibel stockholders that could result from such a financing.

On April 12, 2023, Decibel received a non-binding written proposal from Regeneron for Regeneron to acquire Decibel for $5.00 per Share in cash (the “Regeneron April Proposal”), which represented an approximate 90% premium over the closing price per Share of $2.63 on April 12, 2023. The Regeneron April Proposal was subject to, among other things, completion of Regeneron’s due diligence and negotiation of definitive written agreements and indicated that Regeneron would expect to enter into customary support agreements with Decibel’s major stockholders in connection with entering into a definitive merger agreement. The Regeneron April Proposal indicated that Regeneron was prepared to leverage its industry expertise and its knowledge from the Collaboration Agreement to conduct limited customary due diligence in an accelerated time frame. The Regeneron April Proposal also stated that Regeneron required a 30- day exclusivity period within which to complete its due diligence and that Regeneron expected it would be in a position to announce a transaction with Decibel at the end of the exclusivity period. The Regeneron April Proposal indicated that Regeneron had engaged Wachtell, Lipton, Rosen & Katz (“Wachtell”) as its legal advisor.

On April 13, 2023, the Decibel Board held a virtual meeting with members of Decibel’s senior management, representatives of Centerview and a representative of WilmerHale present. During the meeting, a representative of Centerview reviewed the financial terms and conditions of the Regeneron April Proposal, provided

Centerview’s preliminary perspective on the Regeneron April Proposal, commented on Regeneron’s approach in prior transactions, reviewed possible responses to the Regeneron April Proposal and led a discussion regarding other third parties who may be interested in acquiring Decibel. Following the discussion, the Decibel Board directed Decibel management to contact (directly or through Centerview) Party A and three additional pharmaceutical companies, referred to as Party D (with which Decibel had entered into a nondisclosure agreement that did not contain a standstill provision on July 2, 2021 in connection with business development discussions between Decibel and Party D), Party E (which entered into a nondisclosure agreement with Decibel on April 21, 2023 that did not contain a standstill provision) and Party F (which did not enter into a nondisclosure agreement with Decibel), to gauge their respective interest in a potential acquisition of Decibel. Taking into account the discussion with Centerview and Decibel management, the Decibel Board determined these companies to be the potential counterparties most likely to be interested in a potential acquisition of Decibel and to have the financial and other resources necessary to complete a transaction on terms that the Decibel Board could find acceptable. The Decibel Board then directed the representatives of Centerview to respond to Regeneron on behalf of the Decibel Board and indicate that Regeneron’s proposal undervalued Decibel but that Decibel would be willing to provide additional information to Regeneron to enable Regeneron to increase its offer price.

Also at the April 13, 2023 meeting of the Decibel Board, the Decibel Board established a committee (the “Transaction Committee”) consisting of Neil Exter, Allison Finger, Kevin McLaughlin and Peter Thompson, M.D., each of whom was an independent director of Decibel, to act on behalf of Decibel to review and evaluate the Regeneron April Proposal or any alternative proposal that Decibel may receive for purposes of providing prompt guidance and direction to Decibel’s management team. The Decibel Board delegated to the Transaction Committee the power and authority (shared with the Decibel Board) to, among other things, (1) establish, approve, monitor and direct the process and procedures related to the review and evaluation of any possible sale, business combination or other strategic transaction involving Decibel; (2) respond to any communications, inquiries or proposals regarding any such possible transaction; (3) review, evaluate, investigate, pursue and negotiate the terms and conditions of any such possible transaction; and (4) solicit expressions of interest or proposals for any such possible transaction. The Decibel Board also delegated to the Transaction Committee the authority to recommend to the Decibel Board any proposed rejection or approval of any such possible transaction. The Transaction Committee was formed solely for purposes of providing prompt guidance and direction to Decibel’s management team and not due to any actual or perceived conflict of interest, as all members of the Decibel Board were unaffiliated with, and otherwise independent of, Regeneron and any other party who may have an interest in pursuing a possible strategic transaction with Decibel.

On April 18, 2023, a representative of Centerview spoke with Mr. Husseini by telephone, and, at the direction of the Decibel Board, stated that the Regeneron April Proposal undervalued Decibel but that Decibel would be willing to provide additional information to Regeneron to enable Regeneron to increase its offer price, which information was subsequently made available to Regeneron by Decibel.

On April 19, 2023, at the direction of the Decibel Board, a representative of Centerview spoke by telephone with representatives of each of Party D, Party E, and Party F to inquire whether each such party was interested in pursuing a strategic transaction involving Decibel.

On April 26, 2023, Mr. Husseini advised a representative of Centerview by telephone that, after reviewing the additional due diligence information provided by Decibel to date, Regeneron remained interested in acquiring Decibel but was unwilling to “bid against itself” and indicated that Regeneron would consider a counteroffer from Decibel.

On April 26, 2023, Dr. Reid and other members of Decibel’s senior management met virtually with representatives of Party E and discussed Decibel’s product pipeline and capabilities.

On April 28, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, a representative of Centerview reported on his discussions with Mr. Husseini since the April 13 meeting of the Decibel Board. He then reported on his discussions with representatives of Party D, Party F and Party E and noted that Party D expressed interest in exploring the opportunity and subsequently scheduled a management meeting, Party F had indicated that otology was off strategy for their company and Party E had held an initial due diligence meeting with representatives of Decibel management and planned a second meeting with Decibel management to be held the following week. The representatives of Centerview then reviewed the materials that had been provided to the Transaction Committee prior to the meeting, including a summary of the Regeneron April Proposal, information regarding the strategic landscape and information regarding the trading of the common stock and analysts’ coverage of Decibel. A representative of Centerview then presented illustrative preliminary financial analyses, based on preliminary prospective financial information provided to Centerview by Decibel’s management, and discussed with the Transaction Committee the near- and longer-term financing required by Decibel, the feasibility of obtaining such financing, and the terms on which such financing could reasonably be obtained, including the anticipated dilution to existing Decibel stockholders. Members of Decibel management then reported on business development discussions regarding DB-020 and the one party that remained interested in pursuing a license for DB-020. The Transaction Committee then discussed with representatives of Centerview potential responses to the Regeneron April Proposal. After discussion, the Transaction Committee directed Centerview to present Regeneron with a counterproposal consisting of $9.00 per Share in cash at closing, plus one contingent value right (“CVR”) per Share representing up to an additional $4.00 in cash upon the achievement of specified clinical development and regulatory milestones (the “Decibel April Proposal”).

Later on April 28, 2023, representatives of Centerview conveyed the Decibel April Proposal to Mr. Husseini by telephone.

On May 3, 2023, Dr. Reid and other members of Decibel’s senior management met in person with representatives of Party E. During the meeting, the representatives of Party E indicated that Party E was not interested in pursuing an acquisition of Decibel at the present time in light of Party E’s other organizational and strategic priorities, which a representative of Party E subsequently confirmed to Dr. Reid on May 9, 2023.

On May 4, 2023, Dr. Reid spoke by telephone with a representative of Party A. During the conversation, Dr. Reid inquired whether Party A would have interest in re-engaging in discussions regarding a potential acquisition of Decibel by Party A and the representative of Party A indicated that the representative would discuss the opportunity internally.

On May 10, 2023, Mr. Husseini conveyed by telephone to a representative of Centerview that, in response to the Decibel April Proposal, Regeneron would increase its offer price to $6.00 per Share in cash. Mr. Husseini also indicated that Regeneron would be willing to consider a counteroffer from Decibel if it was reasonable and supported by Regeneron’s modeling and valuation analysis.

On May 15, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, representatives of Centerview reviewed their communications with Regeneron since the April 28 Transaction Committee meeting, including the substance of Regeneron’s May 10 proposal and Regeneron’s indication that it would consider a counteroffer from Decibel, led a discussion of potential next steps, reported that Party E had indicated it was not prepared to pursue an acquisition of Decibel at the present time and reviewed the status of discussions with Party D and Party A, including planned meetings with each. The Transaction Committee then discussed each potential counterparty and agreed that Party A was unlikely to be able to act within a reasonable timeframe. The Transaction Committee then discussed potential responses to Regeneron and the terms of a counteroffer, including whether the counteroffer should include a CVR based on the execution of a potential partnering arrangement for DB-020. Following discussion, the Transaction Committee directed the representatives of Centerview to convey to Regeneron a counteroffer consisting of $7.50 per Share in cash at closing, plus one CVR per Share entitling Decibel stockholders to receive $1.50 payable upon the first patient dosed in any first registrational trial (any target, any indication), including Decibel’s Phase 1/2 trial for DB-OTO (the “Decibel May Proposal”).

On May 19, 2023, representatives of Centerview conveyed to Mr. Husseini by telephone the Decibel May Proposal.

On May 26, 2023, Dr. Reid and other members of Decibel’s senior management met virtually with representatives of Party D to discuss Decibel’s product pipeline and capabilities and on May 28, 2023 a representative of Party D indicated to Dr. Reid that Party D would be interested in reviewing information to assess whether it would have an interest in pursuing an acquisition of Decibel.

On May 29, 2023, Decibel provided select representatives of Party D with access to a virtual data room that contained a limited set of due diligence materials to facilitate Party D’s potential submission of an acquisition proposal.

On May 30, 2023, a representative of Centerview spoke with a representative of Party D by telephone to discuss whether and when Party D intended to submit a proposal to acquire Decibel. The representative of Party D indicated that Party D anticipated submitting an acquisition proposal to Decibel by June 9, 2023.

On May 31, 2023, a representative of Party A informed Dr. Reid by telephone that Party A did not intend to submit a proposal to acquire Decibel because, while Party A was interested in potentially discussing a collaboration arrangement with respect to Decibel’s earlier stage assets, it was not interested in acquiring Decibel’s entire product pipeline.

On June 5, 2023, a representative of Centerview spoke by telephone with Mr. Husseini, who indicated that Regeneron would be willing to submit a “best and final” offer if Decibel provided guidance regarding the price range it would consider acceptable.

On June 6, 2023, Decibel granted additional representatives of Party D access to the virtual data room.

On June 8, 2023, representatives of Party D advised a representative of Centerview and Dr. Reid, in separate telephone calls, that Party D had determined not to submit a proposal to acquire Decibel, citing lack of clinical data and the early stage of development of Decibel’s gene therapy programs. Later on June 8, 2023, Decibel terminated Party D’s access to the virtual data room.

On June 13, 2023, the Decibel Board held a regularly scheduled virtual meeting, with members of Decibel’s senior management, representatives of Centerview, representatives of WilmerHale and Neil Exter and Peter Thompson, M.D. (whose terms as directors of Decibel had ended upon the conclusion of Decibel’s annual meeting of stockholders that morning) present. During the meeting, Dr. Reid reported on his May 31 conversation with a representative of Party A and representatives of Centerview reported that Party D had communicated that it would not submit a proposal to acquire Decibel, reviewed the status of discussions with Regeneron, and led a discussion of potential next steps with Regeneron, including a direct discussion between Dr. Reid and Leonard S. Schleifer, M.D., Ph.D., Regeneron’s President, Chief Executive Officer and co-chair of its board of directors, to be held on June 16, which the Decibel Board confirmed Dr. Reid should participate in. The representatives of Centerview also presented illustrative preliminary financial analyses, based on preliminary prospective financial information provided to Centerview by Decibel’s management and reflective of the impact of financings that Decibel would need to conduct. The Decibel Board and members of Decibel’s senior management then discussed potential scenarios for remaining a stand-alone public company, including reduced headcount and research and development spending and changes in Decibel’s development priorities under each scenario, Decibel’s financing requirements under each scenario, the likelihood of consummating financings that would generate sufficient proceeds and the likely terms of such financings, and the likelihood of obtaining financing through a license or collaboration, including in light of Regeneron’s right of first negotiation on certain of Decibel’s development programs under the Collaboration Agreement and the limited interest in a DB-020 transaction. The Decibel Board and members of Decibel’s senior management also discussed risks with respect to the planned clinical trial of DB-OTO, including with respect to the results of the trial and the timing for obtaining such results. Also during the meeting, the Decibel Board reconstituted the Transaction Committee to consist in its entirety of Allison Finger, Matthew Kapusta and Kevin McLaughlin in light of the departure from the Decibel Board of Mr. Exter and Dr. Thompson. Mr. Kapusta was an independent director of Decibel and unaffiliated with, and otherwise independent of, Regeneron and any other party who may have an interest in pursuing a possible strategic transaction with Decibel.

On June 16, 2023, Dr. Schleifer conveyed to Dr. Reid by telephone a proposal for Regeneron to acquire Decibel for $6.00 per Share in cash at closing plus one CVR per Share entitling Decibel stockholders to receive $1.00 per Share payable upon clinical proof of concept for DB-OTO (the “Proof of Concept Milestone”).

On June 17, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, a representative of Centerview presented illustrative preliminary financial analyses, based on preliminary prospective financial information provided to Centerview by Decibel’s management. After discussion, the Transaction Committee directed management to revise the preliminary financial forecasts that had been discussed at the April 28 Transaction Committee meeting to take into account the stand-alone operating plan discussed by the Decibel Board at its June 13 meeting, including the anticipated reductions in headcount and research and development spending, adjustments to Decibel’s development priorities and the near- and longer-term financing required by Decibel and the terms on which such financing could reasonably be obtained, including the anticipated dilution to existing Decibel stockholders. The Transaction Committee also directed management to discuss Regeneron’s June 16 proposal with each of Mr. Exter and Dr. Thompson who represent Decibel stockholders affiliated with Third Rock Ventures and OrbiMed, respectively.

On June 22, 2023, the Transaction Committee held a virtual meeting with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview, Mr. Exter, Dr. Thompson and representatives of WilmerHale present. At the outset of the meeting, Dr. Reid invited Mr. Exter and Dr. Thompson to share their perspectives on Regeneron’s June 16 proposal conveyed by Dr. Schleifer. Mr. Exter indicated that Third Rock Ventures would, if requested by Decibel, be inclined to support a transaction on the terms proposed by Dr. Schleifer on June 16, and Dr. Thompson indicated that OrbiMed would, if requested by Decibel, be inclined to support a transaction on the terms proposed by Dr. Schleifer on June 16. Mr. Exter and Dr. Thompson then left the meeting. Representatives of Centerview then reviewed the financial forecasts described below in this Item 4 under “—Certain Company Management Forecasts” that had been prepared by Decibel management (the “Forecasts”), including Decibel management’s views on the risks and assumptions reflected in the Forecasts, and a representative of Centerview presented illustrative preliminary financial analyses, based on the Forecasts, which reflected the stand-alone operating plan discussed by the Decibel Board at its June 13 meeting. Following discussion, the Transaction Committee directed management to confirm that the Forecasts appropriately reflected the impact of Decibel’s anticipated required financings and to continue pursuing a transaction with Regeneron on the terms proposed by Regeneron on June 16. The representatives of Centerview then left the meeting. A representative of WilmerHale then reviewed the terms of the proposed engagement letter that had been negotiated with Centerview and a customary relationship disclosure letter made available by Centerview to the Decibel Board with respect to Regeneron. Following review of the information in the relationship disclosure letter, the Transaction Committee determined, with input from WilmerHale, that the disclosed information would not impact Centerview’s ability to act effectively as financial advisor to Decibel and the Transaction Committee authorized Decibel to execute the engagement letter in the form presented to the Transaction Committee, which was subsequently executed by Decibel and Centerview on June 26, 2023.

On June 25, 2023, Dr. Reid sent to Dr. Schleifer an e-mail indicating that the Decibel Board authorized Decibel to pursue the execution of a definitive merger agreement on the terms proposed by Dr. Schleifer on June 16 with a desire to announce a transaction within approximately three weeks and indicated that Decibel would propose a definition of the Proof of Concept Milestone.

On June 26, 2023, representatives of Wachtell and representatives of WilmerHale discussed next steps and the representatives of Wachtell indicated that Regeneron would submit a written proposal to memorialize the terms conveyed orally by Dr. Schleifer on June 16 and would be requesting exclusivity. The representatives of Wachtell also indicated that they would prepare the initial draft of the merger agreement.

Also on June 26, 2023, Dr. Reid and Mr. Husseini spoke by telephone, and Dr. Reid reviewed a proposed definition of the Proof of Concept Milestone and proposed the possibility of an additional CVR based on the execution of a licensing arrangement for DB-020 (the “Decibel June Proposal”). Later that day, Dr. Reid sent to Mr. Husseini by email the proposed definition of the Proof of Concept Milestone.

On June 27, 2023, a representative of Wachtell sent to representatives of WilmerHale by email a non-binding written proposal from Regeneron for Regeneron to acquire Decibel for $6.00 per Share in cash at closing plus one CVR per Share entitling Decibel stockholders to receive $1.00 per Share payable upon achievement of the Proof of Concept Milestone (the “Regeneron June Proposal”). The Regeneron June Proposal stated that the total consideration represented a 40% increase over that proposed in the Regeneron April Proposal and a premium of approximately 75% over the closing price per Share of $3.99 as of June 26, 2023. The Regeneron June Proposal was subject to, among other things, completion of Regeneron’s due diligence and negotiation of definitive written agreements and indicated that Regeneron would expect to enter into customary support agreements with Decibel’s major stockholders in connection with entering into the definitive agreements. The Regeneron June Proposal indicated that Regeneron was prepared to leverage its industry expertise and its knowledge from the Collaboration Agreement to conduct limited customary due diligence in an accelerated time frame. The Regeneron June Proposal also stated that Regeneron was aligned with both parties working diligently toward a target signing and announcement date for the transaction of July 20, 2023 and indicated that Regeneron would require a period of exclusivity through July 20, 2023. The Regeneron June Proposal did not address Decibel’s proposal with respect to DB-020.

On June 28, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, representatives of WilmerHale reviewed the terms of the exclusivity agreement proposed by Regeneron. After discussion, the Transaction Committee determined that it was in the best interests of Decibel and its stockholders to enter into a limited exclusivity period with Regeneron in order to expeditiously work towards execution of a merger agreement on the terms of the Regeneron June Proposal. The participants at the meeting also discussed expected process and timing considerations to attempt to execute a merger agreement with Regeneron based on the Regeneron June Proposal as expeditiously as possible. After discussion, the Transaction Committee authorized Decibel’s senior management and Decibel’s advisors to continue to negotiate with representatives of Regeneron on the basis of the Regeneron June Proposal, to enter into an initial exclusivity period with Regeneron until July 20, 2023 subject to extension on the terms described to the Transaction Committee and, subject to execution of an acceptable nondisclosure agreement, grant Regeneron access to a virtual data room containing confidential information of Decibel to facilitate completion of Regeneron’s due diligence review.

On June 30, 2023, Mr. Husseini spoke with Dr. Reid by telephone and inquired whether Decibel would be willing to consider eliminating the CVR payable upon achievement of the Proof of Concept Milestone in exchange for an increase to the cash consideration payable at closing.

On July 1, 2023, following negotiation between the parties, Decibel and Regeneron entered into a nondisclosure agreement, which included customary nondisclosure provisions and a standstill provision for the benefit of Decibel that survives for nine months. This standstill provision contains a “don’t ask / don’t waive” provision but allows Regeneron to make confidential proposals to the Decibel Board at any time and automatically terminates upon, among other events, the signing of a definitive agreement for the sale of Decibel.

Also on July 1, 2023, following negotiation between the parties, Decibel and Regeneron entered into a letter agreement providing for exclusive negotiations between the parties until the first to occur of (i) 11:59 p.m.,

Eastern time, on July 20, 2023, provided that so long as the parties continued to negotiate in good faith, the exclusivity period would be automatically extended for two successive seven-day periods, (ii) the time at which Regeneron proposes in writing to reduce the aggregate per-Share cash consideration to less than $6 or the aggregate amount payable per Share pursuant to the CVR to less than $1, and (iii) the execution of a definitive merger agreement between the parties with respect to a transaction.

On July 2, 2023, Decibel granted Regeneron and its advisors access to a virtual data room to facilitate Regeneron’s due diligence review of Decibel. In addition to its review of the data room, from July 2, 2023 through the execution of the Merger Agreement, representatives of Regeneron and its advisors participated in numerous calls and meetings with Decibel’s senior management and Decibel’s advisors as part of Regeneron’s due diligence review.

Also on July 2, 2023, Wachtell delivered a draft merger agreement to WilmerHale. From July 2, 2023 through August 8, 2023, Wachtell and WilmerHale exchanged drafts of the Merger Agreement and conducted a number of conference calls and negotiated the terms of the Merger Agreement at the direction of their respective clients, including the provisions relating to (i) the allocation of the risks associated with potential regulatory approvals, (ii) restrictions on Decibel’s operations between signing and closing, (iii) the ability of the Decibel Board to respond to unsolicited acquisition proposals, change its recommendation and accept a superior proposal, (iv) the amount and triggers for Decibel’s termination fee, (v) the Offer Conditions, (vi) the definition of a material adverse effect, and (vii) the scope of Decibel’s representations and warranties.

On July 4, 2023, Mr. Husseini informed Dr. Reid via telephone that Regeneron had rejected the Decibel June Proposal.

On July 7, 2023, Wachtell delivered a draft of the form of Tender and Support Agreement to WilmerHale, and on July 12, 2023, WilmerHale delivered a draft of Decibel Disclosure Letter to Wachtell. Thereafter until August 8, 2023, Wachtell and WilmerHale exchanged drafts of the form of Tender and Support Agreement and Decibel Disclosure Schedule and conducted a number of conference calls and negotiated the terms of the form of Tender and Support Agreement and Decibel Disclosure Letter, at the direction of their respective clients.

On July 9, 2023, Mr. Husseini spoke to a representative of Centerview by telephone and conveyed a proposal by Regeneron to acquire Decibel for $6.50 per Share in cash at closing with no CVR.

On July 10, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, representatives of Centerview reviewed the terms of the oral proposal conveyed by Mr. Husseini on July 9 and the risk-adjusted net present value of a CVR of $1.00 payable upon achievement of the Proof of Concept Milestone. After discussion, the Transaction Committee concluded that receiving an additional $0.50 in cash consideration at closing was better for Decibel stockholders than receiving a $1.00 CVR payable upon achievement of the Proof of Concept Milestone because the additional $0.50 in cash consideration offered incremental certain value for stockholders at closing, while the Transaction Committee believed that, based on the negotiations regarding the definition of the Proof of Concept Milestone to date, there would be significant risk and uncertainty as to the achievement (and timing of any such achievement) of the Proof of Concept Milestone. After taking into account such risk and uncertainty and the incremental certain value offered by the incremental $0.50 in cash consideration at closing, the Transaction Committee authorized Decibel’s senior management and Decibel’s advisors to proceed with the negotiation of a definitive merger agreement on the basis of the oral proposal conveyed by Mr. Husseini on July 9, 2023. Also at the meeting, the participants discussed the Forecasts that had been presented at the June 22 meeting of the Transaction Committee and the assumptions underlying the Forecasts. The Transaction Committee then approved the Forecasts for use by Centerview for purposes of its financial analyses.

On July 16, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management and representatives of WilmerHale present. During the meeting, the representatives of WilmerHale advised the Transaction Committee that negotiation of all of the material terms of the Transactions was complete and that the parties were working towards executing the Merger Agreement after market close on July 19, 2023. Thereafter, members of Decibel’s senior management reviewed with the Transaction Committee the following proposals for retention, recognition and severance programs and equity award treatment for Decibel employees in the event that a transaction with Regeneron were to proceed (the “Compensation Proposals”): (i) any Decibel employee who remains employed by Decibel or its affiliates as of December 31, 2023 would be entitled to receive an annual bonus for 2023 of not less than the employee’s target bonus opportunity for 2023 (provided that employees hired during 2023 and remaining employed as of December 31, 2023 would receive their target bonus opportunity, prorated based on the number of days employed by Decibel or its affiliates during 2023), (ii) any Decibel employee below the level of vice president would be paid upon a termination of employment without cause within 12 months after the closing (and the execution of a customary release of claims and compliance with applicable restrictive covenants) (x) severance equal to six months’ salary at the greater of the level of the individual’s salary in effect immediately prior to the closing or the individual’s then current salary, (y) their prorated target bonus for 2023 if terminated prior to December 31, 2023 and (z) the employer portion of COBRA for six months or the earlier date of ceasing to be eligible for COBRA, (iii) Decibel would have the right to pay discretionary bonuses immediately prior to the closing (or to the extent not paid prior to the closing, as promptly as practicable thereafter) to employees who became employed at least four years prior to the closing and who have positions below the level of vice president, with the aggregate of such payments limited to $500,000, subject to continued service through the closing, and (iv) all Decibel equity awards would be accelerated in full immediately prior to the closing and holders thereof would receive the Offer Price (net of the applicable exercise price in the case of stock options). Following discussion, the Transaction Committee authorized Decibel’s senior management and Decibel’s advisors to discuss and negotiate the terms of the Compensation Proposals with Regeneron.

From July 17, 2023 through July 19, 2023, representatives of Regeneron, representatives of Wachtell, members of Decibel’s senior management and representatives of WilmerHale negotiated the Compensation Proposals, which Regeneron indicated it was willing to accept subject to reducing the severance and COBRA period for employees below the level of vice president to three months from six months.

On July 19, 2023, Mr. Husseini informed Dr. Reid by telephone that Regeneron was concerned about Decibel’s ability to enroll a sufficient number of patients in Decibel’s Phase 1/2 clinical trial for DB-OTO and that, because of this concern, Regeneron would require additional due diligence interviews with principal investigators at three of Decibel’s clinical sites and with a former employee of Decibel prior to executing a merger agreement with Decibel.

Later on July 19, 2023, the Decibel Board held a virtual meeting, with members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, Dr. Reid updated the Decibel Board on discussions with Regeneron, including Regeneron’s request for additional due diligence interviews conveyed earlier that day by Mr. Husseini, and noted that Regeneron was not prepared to execute the Merger Agreement later that evening. Following discussion, the Decibel Board directed Dr. Reid to facilitate the interviews as expeditiously as possible. Next, the representatives of WilmerHale reviewed the fiduciary duties of the members of the Decibel Board under Delaware law and other legal considerations in the context of a potential sale of Decibel to Regeneron, a summary of the material terms of the Merger Agreement and the Tender and Support Agreement proposed by Regeneron to be entered into by Dr. Reid, stockholders affiliated with Third Rock Ventures and stockholders affiliated with OrbiMed (the “Supporting Stockholders”) based on the drafts thereof at the time and the resolutions to be considered in connection with a potential sale of Decibel to Regeneron, in each case distributed in advance of the meeting to the Decibel Board. Following discussion, representatives of Centerview reviewed their preliminary financial analyses of the proposed transaction for the Decibel Board.

On July 20, 2023 and July 21, 2023, representatives of Regeneron conducted the due diligence interviews that it requested on July 19, 2023.

On July 23, 2023, representatives of Regeneron and members of Decibel’s senior management held a scientific due diligence call regarding the parties’ respective perspectives on the prevalence of otoferlin deficiency and Decibel’s ability to enroll a sufficient number of patients in Decibel’s Phase 1/2 trial for DB-OTO. During the meeting, representatives of Regeneron indicated that Regeneron continued to have concerns about Decibel’s ability to enroll a sufficient number of patients in Decibel’s Phase 1/2 clinical trial for DB-OTO.

On July 24, 2023, Mr. Husseini conveyed to Dr. Reid by telephone a revised proposal for Regeneron to acquire Decibel for $3.25 per Share in cash at closing, plus one CVR per Share entitling Decibel stockholders to receive an additional $3.25 payable upon the fifth patient dosed in Decibel’s Phase 1/2 trial for DB-OTO provided that such fifth patient is dosed within 12 months after closing. Mr. Husseini explained that, while Regeneron remained interested in pursuing an acquisition of Decibel, Regeneron continued to perceive significant risks regarding Decibel’s ability to enroll a sufficient number of patients in Decibel’s Phase 1/2 clinical trial for DB-OTO, that the revised proposal was intended to mitigate these risks to Regeneron and that Regeneron was unwilling to pursue a transaction on the terms previously discussed in light of these perceived risks.

On July 25, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, Dr. Reid reported on the scientific due diligence call held with Regeneron on July 23 and on the proposal received from Mr. Husseini on July 24. The representatives of Centerview provided their perspective on the proposal conveyed by Mr. Husseini on July 24. After discussion, the Transaction Committee directed Decibel’s senior management and Decibel’s advisors to convey to Regeneron that the July 24 proposal undervalued Decibel but that Decibel would consider an improved proposal.

On July 26, 2023, as directed by the Transaction Committee, Dr. Reid spoke to Dr. Schleifer by telephone and conveyed that Regeneron’s July 24 proposal undervalued Decibel and Dr. Reid suggested to Dr. Schleifer that Regeneron should submit a revised offer at a higher valuation for consideration by the Decibel Board.

On July 27, 2023, as directed by the Transaction Committee, a representative of Centerview spoke with Mr. Husseini by telephone and conveyed that Regeneron should submit a revised offer at a higher valuation.

On July 31, 2023, Mr. Husseini sent an email to Dr. Reid setting forth Regeneron’s “best and final” proposal to acquire Decibel for $4.00 per Share in cash at closing, plus one CVR per Share representing up to an additional $3.50 in cash (the “Regeneron July 31 Proposal”). The CVR would entitle Decibel stockholders to receive the following payments upon achievement of the following milestones: (i) $2.00 payable upon the fifth patient dosed in Decibel’s Phase 1/2 trial for DB-OTO provided that such fifth patient is dosed within 12 months after closing (the “DB-OTO Milestone”); and (ii) if the DB-OTO Milestone is achieved, $1.50 payable upon the first dosing of a patient in a new trial for DB-OTO that is a registration-enabling trial (or upon acceptance of a biologics licensing application) (the “Registration Study Milestone”).

Later on July 31, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, representatives of Centerview reviewed the terms of the Regeneron July 31 Proposal and the communications with Regeneron and noted that Regeneron had indicated that the offer was Regeneron’s “best and final” proposal. The Transaction Committee then discussed potential responses to the Regeneron July 31 Proposal. Following discussion, the Transaction Committee recommended that the full Decibel Board meet to discuss the patient-dosing timeline for Decibel’s Phase 1/2 trial for DB-OTO and the risks and uncertainties of continuing as a stand-alone public company in light of Decibel’s near- and longer-term financing requirements.

On August 2, 2023, the Decibel Board held a virtual meeting, with members of Decibel’s senior management, representatives of Leerink Partners and representatives of WilmerHale present. During the meeting, Dr. Reid updated the Decibel Board on discussions with Regeneron and the management team reviewed in detail the patient-dosing timeline for its Phase 1/2 trial for DB-OTO and Decibel’s near- and longer-term financing requirements. Following discussion, representatives of Leerink Partners reviewed with the Decibel Board the feasibility of obtaining the near- and longer-term financing required by Decibel and the terms on which such financing could reasonably be obtained, including the anticipated dilution to existing Decibel stockholders. Following discussion, it was the consensus of the Decibel Board that the Transaction Committee should meet with representatives of Centerview to discuss potential counteroffers or other responses to the Regeneron July 31 Proposal.

On August 3, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management, representatives of Centerview and representatives of WilmerHale present. During the meeting, representatives of Centerview provided their perspective regarding potential counteroffers or other responses to the Regeneron July 31 Proposal. Following discussion, the Transaction Committee directed Decibel’s senior management and Decibel’s advisors to indicate to Regeneron that the July 31 proposal from Regeneron would be acceptable if the sunset date of the DB-OTO Milestone were extended and directed Decibel’s senior management and Decibel’s advisors to seek an extension of the sunset date.

On August 4, 2023, members of Decibel’s senior management and Regeneron’s senior management met virtually to review the plans for Decibel’s Phase 1/2 clinical trial for DB-OTO.

On August 5, 2023, after discussions between Mr. Husseini and Dr. Reid, Mr. Husseini advised Dr. Reid by telephone that Regeneron would agree to extend the sunset date in the CVR for the DB-OTO Milestone to December 31, 2024.

Later on August 5, 2023, the Transaction Committee held a virtual meeting, with other members of the Decibel Board, members of Decibel’s senior management and representatives of WilmerHale present. During the meeting, Dr. Reid and other members of Decibel’s senior management reviewed with the Transaction Committee the dosing protocol and projected dosing timelines for Decibel’s Phase 1/2 trial for DB-OTO. Following discussion, the Transaction Committee agreed that Decibel should pursue a transaction with Regeneron on the terms discussed by Dr. Reid and Mr. Husseini earlier that day.

Later on August 5, 2023, Mr. Husseini and Dr. Reid spoke by telephone and confirmed that the terms discussed by Mr. Husseini and Dr. Reid earlier on August 5 were acceptable to Regeneron and Decibel and that the parties would work towards the execution of a Merger Agreement as soon as possible.

Later on August 7, 2023, a representative of Wachtell delivered a draft of the form of CVR Agreement to WilmerHale. From August 7, 2023 until August 8, 2023, Wachtell and WilmerHale exchanged drafts of the form of CVR Agreement and conducted a number of conference calls and negotiated the terms of the form of CVR Agreement, at the direction of their respective clients, including the provisions relating to (i) the definitions of the milestones, (ii) the time period over which the Registration Study Milestone must be achieved, and (iii) the level of efforts that Regeneron would be required to use to achieve one or both milestones.

On August 8, 2023, Dr. Reid and other members of Decibel’s senior management and Mr. Husseini and other members of Regeneron’s senior management met virtually to discuss the open commercial terms on the CVR Agreement and agreed that (i) Regeneron would use commercially reasonable efforts (as subsequently defined in the CVR Agreement) to achieve the DBT-OTO Milestone and (ii) the Registration Study Milestone would be subject to a sunset date of December 31, 2028.

On the evening of August 8, 2023, the Decibel Board, the Transaction Committee and the compensation committee of the Decibel Board (the “Compensation Committee”) held a joint virtual meeting, with members of Decibel’s senior management and representatives of Centerview and WilmerHale present, to consider approval of the proposed transaction with Regeneron. Representatives of WilmerHale reviewed the fiduciary duties of the

Decibel Board under Delaware law and other legal considerations in this context and a summary of the material terms of the Merger Agreement, the CVR Agreement, the Tender and Support Agreement proposed to be entered into by the Supporting Stockholders and the resolutions to be considered by the Decibel Board, the Transaction Committee and the Compensation Committee, in each case distributed in advance of the meeting to the Decibel Board. Representatives of WilmerHale also reviewed the Compensation Proposals as agreed by the parties, including the arrangements for named executive officers described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Decibel and its Executive Officers, Directors and Affiliates.” Thereafter, representatives of Centerview reviewed with the Decibel Board Centerview’s financial analysis of the Cash Consideration, taken together (and not separately) with one CVR, and rendered to the Decibel Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 8, 2023 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Cash Consideration, taken together (and not separately) with one CVR, to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, see below in this Item 4 under “—Opinion of Centerview Partners LLC.” Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement by the Decibel Board and the Transaction Committee (including the factors described below in this Item 4 under “—Reasons for the Recommendation”), the Transaction Committee adopted resolutions unanimously recommending that the Decibel Board adopt resolutions (1) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, the CVR Agreement and the Tender and Support Agreements, including the Offer and the Merger, were fair to and in the best interests of Decibel and its stockholders, (2) declaring it advisable that Decibel enter into the Merger Agreement, (3) authorizing and approving the execution, delivery and performance by Decibel of the Merger Agreement and the consummation by Decibel of the Offer and the Merger, (4) resolving that (a) if the Offer Acceptance Time (as defined in the Merger Agreement) occurs, the Merger shall be effected under Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer, and (b) if an Offer Termination occurs (as defined in the Merger Agreement), the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (5) resolving to recommend that Decibel’s stockholders (a) accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (b) adopt the Merger Agreement at any meeting of Decibel’s stockholders held for such purpose and any adjournment or postponement thereof. Thereafter, the Decibel Board unanimously resolved as so recommended by the Transaction Committee and the members of the Compensation Committee of the Decibel Board approved the Compensation Proposals.

Following such meeting, on August 8, 2023, Decibel, Regeneron and Purchaser executed and delivered the Merger Agreement, which included the form of the CVR Agreement, and Regeneron and each of the Supporting Stockholders executed and delivered a Tender and Support Agreement. On August 9, 2023, Decibel and Regeneron issued a joint press release announcing the execution of the Merger Agreement before the opening of trading on Nasdaq. There were no discussions between Regeneron and any director or executive officer of Decibel regarding potential individual post-closing employment or compensation arrangements at any time prior to the execution of the Merger Agreement.

On August 25, 2023, Purchaser commenced the Offer and Decibel filed the Schedule 14D-9.

(c)	Reasons for the Recommendation

Each of the Transaction Committee and the Decibel Board has reviewed and considered the Offer after consultation with certain members of Decibel’s senior management and financial and legal advisors. After considering its fiduciary duties under applicable law and after taking into account the recommendation of the

Transaction Committee, the Decibel Board has unanimously determined that the Offer is fair to, and in the best interests of, Decibel and its stockholders. Accordingly, the Decibel Board unanimously recommends that Decibel’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Transaction Committee

The Transaction Committee considered each of the following factors and reasons, among others, when reaching its recommendation to the Decibel Board that the Decibel Board recommend stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the proposed Transactions:

•

Attractive Price. The Transaction Committee concluded that the consideration per Share of $4.00 plus one CVR for up to an additional $3.50 per Share represented an attractive valuation for Decibel and an opportunity for Decibel’s stockholders to receive a significant premium over the market price of the Shares, after considering the current and historical market prices of the Shares, volatility and trading information with respect to the Shares, the outreach to other potential acquirors undertaken by and on behalf of Decibel and other factors, including:

•

the fact that the proposed cash consideration at closing of $4.00 per share represents a premium of (i) 43% compared to the closing price of Decibel common stock of $2.79 per share on August 8, 2023, the last closing price prior to the final Transaction Committee meeting, (ii) 21% compared to $3.31, the volume weighted average price of Decibel common stock for the 30-trading day period ended August 8, 2023, and (iii) 12% compared to $3.56, the volume weighted average price of Decibel common stock for the 90-trading day period ended August 8, 2023;

•

that, in addition to the cash consideration payable at closing, each Share would entitle the holder thereof to one CVR for up to an additional $3.50 per Share, which may provide Decibel stockholders with an opportunity to receive additional value from the assets of Decibel through additional payments in cash upon the achievement of certain Milestones, and that Regeneron has agreed in the CVR Agreement to use Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve the DB-OTO Milestone;

•

the unlikelihood of an executable transaction at a higher value, in light of (i) the fact that Decibel’s financial advisor and senior management, at the Transaction Committee’s instruction, contacted four pharmaceutical companies (in addition to Regeneron) regarding a potential acquisition of Decibel and such outreach did not result in the submission of any acquisition proposals, (ii) management’s, the Decibel Board’s and the Transaction Committee’s assessment of potential candidates for further outreach and their likely interest to, and ability to, consummate an acquisition of Decibel on terms competitive with Regeneron’s offer and on the timing of the Transaction and (iii) the fact that Decibel actively solicited increases in the offer made by Regeneron and Regeneron indicated that the Offer Price was its best and final offer;

•

the risk that prolonging or expanding the sale process further could have resulted in the loss of an opportunity to consummate a transaction with Regeneron on the terms of the Offer, including the valuation represented by the Offer Price, and could have distracted senior management from implementing Decibel’s business plan; and

•

the Transaction Committee’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of Decibel, and its determination that the certainty of value and liquidity of the cash merger consideration provided for in the Offer, is more favorable to Decibel’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of Decibel continuing to operate independently and pursuing its current business and financial plans on a stand-alone basis, taking into account the execution risks and financing requirements associated with continued independence, including the risks set forth under the caption “Risk Factors” in Decibel’s Form 10-Q for the period ended June 30, 2023 and subsequent reports filed with the SEC;

•

Other Strategic Alternatives. The Transaction Committee’s belief, after a thorough review of other strategic alternatives (including continuing to operate on a stand-alone basis, capital raising opportunities and the possibility of significant licenses, research collaborations and strategic alliances), in each case, taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent Decibel’s best reasonably available prospect for maximizing stockholder value;

•

Capital Needs. Decibel’s need to reduce expenses and obtain substantial additional capital to fund its operations if it were to remain an independent company, the need for a restructuring of Decibel, including the termination or deceleration of certain pipeline programs and a reduction in force and the associated risks that such restructuring would not achieve the savings anticipated and/or would disrupt Decibel’s operations and ability to advance its remaining programs, the possibility that sufficient capital might not be available on a timely basis, on acceptable terms or at all, whether through a capital financing or a license or collaboration with respect to Decibel’s programs, the associated dilution that would be experienced by Decibel’s stockholders if Decibel were to sell additional common equity to raise the needed capital, and the loss of potentially valuable rights or assets if Decibel were to enter into a license or collaboration;

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Risk of Clinical Development. That Decibel’s pipeline programs are in the early stage of development and Decibel has not dosed any of its gene therapy product candidates in a clinical trial, that clinical development involves a lengthy and expensive process with uncertain outcomes, that Decibel is dependent on the development of its lead product candidate DB-OTO and the success of its Phase 1/2 clinical trial of DB-OTO, that enrollment in the Phase 1/2 clinical trial or any other clinical trial conducted by Decibel may be difficult and delayed, and that the safety and efficacy results from the Phase 1/2 clinical trial and any other clinical trial conducted by Decibel are uncertain;

•

Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell Decibel’s product candidates, the years and costs to obtain the data to support and obtain regulatory approval, the risks that such data will be insufficient to support regulatory approval; that regulatory authorities may have different procedures for approval of product candidates; that if a product candidate is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require additional expensive and time-consuming clinical trials or reporting as conditions of approval;

•

Risks Associated with Commercialization. The sale of any products that receive regulatory approval may be subject to competition, the market opportunity for the products may be less than anticipated, public opinion of gene therapy may impact the commercial success of any product, the product may not achieve the degree of market acceptance necessary for commercial success, and Decibel may not be able to establish, internally or through third parties, the necessary sales, marketing or commercial product distribution capabilities;

•

Competition. Competitive considerations, including that some well-financed pharmaceutical companies are developing gene therapy products for hearing loss and balance disorders, including Eli Lilly and Company, which acquired Akouos, Inc. in December 2022;

•

Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if Decibel did not accept Regeneron’s proposed transaction now (as provided for in the Merger Agreement), it may not have another opportunity to do so on comparable terms or another comparable opportunity;

•	Speed of Consummation. The fact that the Transactions were anticipated to be structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of Decibel’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which Decibel’s stockholders who do not tender in the Offer will receive the same consideration per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to Decibel’s business pending the closing of the Merger, and the fact that under the terms of the Merger Agreement, Regeneron, under certain circumstances, has the right to elect to pursue completion of the Transactions through a long-form merger subject to a stockholder vote rather than through a tender offer followed by a back-end, short-form merger;

•

High Likelihood of Closing. The belief of the Transaction Committee that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk, and (iii) the size and financial strength of Regeneron, and Regeneron’s ability to fund the cash portion of the merger consideration with cash;

•	Low Likelihood of Regulatory Impediment. The belief of the Transaction Committee that an acquisition by Regeneron has a low risk of failing to close for regulatory reasons;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

•

Centerview Analysis and Fairness Opinion. The opinion of Centerview rendered to the Decibel Board on August 8, 2023, which was subsequently confirmed by delivery of a written opinion dated August 8, 2023 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Cash Consideration, taken together (and not separately) with one CVR, to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of Centerview Partners LLC”;

•

Successful Negotiations with Regeneron. The enhancements that Decibel and its advisors were able to obtain from Regeneron as a result of the process followed by Decibel and robust arm’s-length negotiations with Regeneron following Regeneron’s July 24 proposal, including the increase in the Offer Consideration and improved terms of the CVR (including the cash consideration per Share, and terms and timing of the Milestones) proposed by Regeneron from the time of the July 24 proposal to the end of the negotiations;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit Decibel to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Decibel Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $6.5 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

•

Offer Acceptance by Stockholders. The closing of the Offer would be subject to tenders of shares by holders that, together with the shares held by Regeneron, would constitute a majority of the outstanding shares of Common Stock;

•

Tender and Support Agreements. The fact that the Supporting Stockholders, who collectively held approximately 32.3% of the outstanding Shares as of August 4, 2023 (not including an additional 1,332,039 shares of common stock issuable in respect of Company Options and 236,667 shares of common stock issuable in respect of Company RSUs that are subject to the Tender and Support Agreements), and entered into Tender and Support Agreements with Regeneron and Purchaser and agreed to support the Transaction and tender their Shares in the Offer; and

•

Appraisal Rights. That stockholders who do not believe that the Offer Consideration represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:

•

Opportunity Costs. The fact that Decibel will no longer exist as an independent public company, and Decibel’s stockholders will (except in connection with the CVR and subject to the terms and conditions therein) forgo any potential increase in its value above the Offer Consideration as an independent public company that might result from its possible growth;

•

Potential Negative Impact on Decibel’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on Decibel’s operations and Decibel’s relationships with suppliers, business partners, management and employees;

•

Prohibition Against Solicitations. The fact that the Merger Agreement precludes Decibel from soliciting competing acquisition proposals and obligates Decibel (or its successor) to pay Regeneron a termination fee equal to $6.5 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

•

Business Operation Restrictions. The fact that the Merger Agreement imposes customary restrictions on the conduct of Decibel’s business in the pre-closing period, which may adversely affect Decibel’s business, including by delaying or preventing Decibel from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if Decibel were to remain an independent company;

•	Closing Conditions. The fact that the completion of the Offer and the Merger requires the satisfaction of closing conditions that are not fully within Decibel’s control;

•

Effect of Failure to Complete Transactions. The fact that, while Decibel expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) Decibel will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to Decibel’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on Decibel’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of Common Stock would likely be adversely affected and (iii) the market’s perceptions of Decibel’s prospects could be adversely affected;

•

Contingent Nature of the CVR. The risk that either or both of the Milestones necessary to trigger the contingent payments to be potentially made pursuant to the CVR may not be achieved during the periods prescribed by the CVR Agreement;

•

Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

•

Litigation Risk. The inherent risk of litigation in relation to the sale of Decibel, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger; and

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Decibel’s cash reserves and operating results should the Offer and the Merger not be completed.

Decibel Board

The Decibel Board considered and relied upon the analyses and recommendation of the Transaction Committee in arriving at its determinations and recommendation to Decibel’s stockholders. In considering the Transaction

Committee’s analyses and recommendation, the Decibel Board discussed the Transaction Committee’s recommendation with the members of the Transaction Committee and the financial and legal advisors of Decibel. The following are some of the significant factors that supported the Decibel Board’s determination and recommendation:

•	the business and financial condition of Decibel, and the risks associated with continuing as a stand-alone company;

•	the consideration of the other strategic alternatives available to Decibel;

•	the process for negotiating with Regeneron and considering strategic alternatives conducted by the Transaction Committee;

•	the specific terms of the Merger Agreement and the CVR Agreement and the structure of the Transactions, and the related benefits to Decibel and its stockholders;

•

each of the above listed as described in further detail, as well as the other factors considered by the Transaction Committee, listed above in this Item 4 under “—Reasons for the Recommendation—Transaction Committee;” and

•

the fact that the Transaction Committee, formed to act on behalf of the Decibel Board to review and evaluate potential transactions for purposes of providing prompt guidance and direction to Decibel’s management, was at all times comprised of independent directors of Decibel, and the fact that, other than any compensation for their service on the Decibel Board and their interests described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Decibel and its Executive Officers, Directors and Affiliates” beginning on page 4 of this Schedule 14D-9, neither the members of the Transaction Committee nor any other members of the Decibel Board have an interest in the Transactions different from, or in addition to, that of the holders of the Decibel common stock generally.

The Board also considered a number of potentially negative factors in its deliberations concerning the Transactions, including the same potentially negative factors considered by the Transaction Committee that are listed above in this Item 4 under “—Reasons for the Recommendation—Transaction Committee.”

Each of the Transaction Committee and the Decibel Board believed that, overall, the potential benefits of the Transactions to Decibel’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of Decibel. In analyzing the Transactions, the Transaction Committee, the Decibel Board and Decibel’s management were assisted and advised by legal counsel and financial advisors, each of significant experience and high reputation in such matters.

The foregoing discussion of information and reasons considered by the Transaction Committee and the Decibel Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions, neither the Transaction Committee nor the Decibel Board found it practicable to, nor did they, quantify, rank or otherwise assign relative weights to the specific reasons considered in reaching their respective determinations and recommendations. Moreover, each member of the Transaction Committee and each member of the Decibel Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the respective determinations and recommendations of the Transaction Committee and the Decibel Board, Decibel stockholders should be aware that certain of Decibel’s directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of Decibel’s stockholders generally, as described in “Item 3. Past Contacts, Transactions,

Negotiations and Agreements —Arrangements Between Decibel and its Executive Officers, Directors and Affiliates.” The members of the Transaction Committee and the Decibel Board were aware of these interests and considered them, among others, in reaching their respective determinations and recommendations.

(d)	Intent to Tender

To Decibel’s knowledge, after making reasonable inquiry, all of Decibel’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(e)	Certain Company Management Forecasts

Important Information Concerning the Company Management Forecasts

Decibel does not yet have any marketed products and does not publicly disclose long-term projections or internal forecasts as to future performance, revenues, earnings, or other results, due to, among other reasons, the inherent unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.

However, as described in the “—Background of the Offer and the Merger,” in connection with its evaluation of the Transactions (including the Offer and the Merger), Decibel’s management prepared unaudited non-public prospective financial projections of revenues and costs for fiscal years 2023 through 2045 based on its view of the prospects for Decibel on a stand-alone basis, without giving effect to the Transactions. These prospective financial projections were prepared and updated by Decibel’s management at the direction of the Decibel Board, reviewed and discussed with the Decibel Board during June and July 2023 and approved by the Transaction Committee for use by Centerview on July 10, 2023 (as described above in Item 4 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger”). The Decibel Board used these prospective financial projections to assist in its decision-making process in determining whether to authorize and approve the execution of the Merger Agreement and the CVR Agreement, and whether to recommend that Decibel’s stockholders accept the Offer. Centerview used these prospective financial projections in connection with its financial analyses and in connection with the delivery of its opinion to the Decibel Board described below in Item 4 under the heading “The Solicitation or Recommendation—Opinion of Centerview Partners LLC,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. We refer to the information in this section generally as the “Forecasts.”

The Forecasts were prepared by Decibel’s management based on estimates they reasonably believed to be achievable. The Forecasts reflect numerous assumptions and estimates including (i) risk-based adjustments reflecting the probability and timing of regulatory approval and commercial launch for each of Decibel’s product candidates, (ii) market size, market share, competition, pricing and reimbursement for each of Decibel’s product candidates; (iii) research and development expenses, sales and marketing, general and administrative expenses, costs of goods sold and other operating expenses; (iv) outbound royalties and milestone payments; (v) financing requirements; (vi) effective tax rate and utilization of net operating losses, and (vii) other relevant factors relating to Decibel’s strategic plan, as well as how certain of these assumptions and estimates may change over time. The probability of success attributed to each of Decibel’s product candidates in the Forecasts and the corresponding anticipated launch timelines for Decibel’s product candidates are based on management assumptions and estimates, after considering success rates and product candidate launch timelines for other product candidates at similar stages of clinical development and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Decibel’s management.

At the direction of Decibel’s management, Centerview calculated, from the Forecasts, which were approved for use by the Decibel Board, and based on information and assumptions provided by Decibel’s management, unlevered free cash flow as set forth below, which has been reviewed and approved by Decibel’s management for use by Centerview in connection with its financial analyses and rendering the fairness opinion. The Forecasts are summarized below:

($ in millions)	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total Net Revenue (1)	$4	$4	—	—	$10	$98	$87	$111	$129	$149	$174	$193	$214	$233	$254	$246	$242	$237	$204	$172	$138	$104	$70
Total Gross Profit (2)	$4	$4	—	—	$10	$66	$59	$78	$94	$108	$129	$146	$165	$184	$203	$196	$193	$189	$165	$139	$112	$84	$58
Earnings Before Interest and Taxes (“EBIT”) (3)	($47)	($26)	($30)	($26)	($14)	$29	$28	$44	$57	$71	$87	$101	$115	$130	$145	$140	$137	$134	$117	$97	$77	$55	$36
Unlevered Free Cash Flow (4)	($47)	($26)	($29)	($26)	($15)	$13	$22	$31	$41	$51	$63	$74	$84	$95	$107	$106	$103	$101	$91	$76	$61	$45	$30

(1)	“Total Net Revenue”, as presented herein, represents net revenue associated with product sales as well as assumed potential future royalty and milestone payments.
(2)	“Total Gross Profit”, as presented herein, represents Total Net Revenue less the product cost of goods sold and royalty expenses.
(3)	“EBIT”, as presented herein, represents Total Gross Profit less total research and development expense, less total sales and marketing expense, less total general and administrative expense.
(4)

“Unlevered Free Cash Flow”, as presented herein, represents EBIT less (i) unlevered tax expense (assuming a tax rate of 25% per Decibel management and excluding the impact of net operating losses), (ii) capital expenditures, and (iii) changes in net working capital, and plus depreciation and amortization.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give Decibel’s stockholders access to certain financial Forecasts that were made available to Decibel Board and/or Centerview and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts are forward-looking statements.

The Forecasts contain non-GAAP financial measures including EBIT and Unlevered Free Cash Flow. Decibel’s management included such measures in the Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Decibel. A material limitation associated with the use of the above non-GAAP financial measures is that they are not calculated in accordance with GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures, because they excluded charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The Ernst & Young LLP reports included in Decibel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 relate solely to the historical financial information of Decibel. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither Decibel, Regeneron, the Surviving Corporation, nor any of their respective affiliates, advisors, officers, directors, or other representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of Decibel, Regeneron, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Forecasts should not be relied upon or construed as financial guidance. Decibel has made no representation to Regeneron or Purchaser, in the Merger Agreement, the CVR Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of Decibel, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. In addition, the Forecasts may be affected by Decibel’s ability to achieve strategic goals, objectives and targets over the applicable period. None of Decibel, Regeneron, or Purchaser, nor any of their respective affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

Decibel’s actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, including many that are beyond Decibel’s ability to control or predict. While presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions and estimates, many of which are beyond the control of Decibel and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Decibel’s business, including with respect to future business initiatives and changes to Decibel’s business model for which Decibel has no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Forecasts also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation, accuracy of certain accounting assumptions, changes in actual or projected cash flows and other risk factors described in Decibel’s SEC filings, including Decibel’s annual report on Form 10-K for the fiscal year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, and described under the section below entitled “Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were developed for Decibel on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Forecasts do not give effect to the Transactions (including the Offer and the Merger), or any changes to Decibel’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and the CVR Agreement and have not been updated to reflect any changes after the date they were prepared. None of Decibel, Regeneron, or Purchaser undertakes any obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions. None of Decibel, or, to the knowledge of Decibel, Regeneron or Purchaser intends to make publicly available any update or other revisions to any of the Forecasts except as otherwise required by law.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

(f)	Opinion of Centerview Partners LLC

The Company retained Centerview as financial advisor to the Company in connection with the Transactions. In connection with this engagement, the Decibel Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Regeneron or Purchaser, (iii) Shares held by any wholly owned Subsidiary of Regeneron (other than Purchaser) or of the Company, and (iv) Dissenting Shares (as defined in the Merger Agreement) (the shares referred to in clauses (i) through (iv), together with any Shares held by any affiliate of the Company or Regeneron, which are collectively referred to in this summary of Centerview’s opinion as “Excluded Shares”)) of the Cash Consideration, taken together (and not separately) with one CVR, which are collectively referred to in this summary of Centerview’s opinion as the “Consideration”, proposed to be paid to such holders pursuant to the Merger Agreement. On August 8, 2023, Centerview rendered to the

Decibel Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 8, 2023, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated August 8, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Decibel Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated August 7, 2023 and a form of the CVR Agreement attached thereto, collectively referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2022, December 31, 2021 and December 31, 2020;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections and probabilities of success relating to the Company, which are referred to in this summary of Centerview’s opinion as the “Forecasts” (see above in this Item 4 under “—Certain Company Management Forecasts”), and the probability of realizing the different Milestone Payments under the CVR Agreement prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the consent of the Decibel Board, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Decibel Board’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the direction of the Decibel Board, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the direction of the Decibel Board, that the final executed Merger Agreement and the final executed CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the direction of the Decibel Board, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise or any other agreements or arrangements contemplated by the Merger Agreement, the CVR Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its opinion were provided for the information and assistance of the Decibel Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Decibel Board in connection with Centerview’s opinion, dated August 8, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Regeneron, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 8, 2023 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Analysis of Consideration

Centerview conducted an analysis of the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such Consideration is equal, on a per Share basis, to $4.00 upfront in cash without interest together, and not separately, with one (1) CVR which could potentially result in up to two contingent cash payments, each such payment being contingent upon, and subject to, the achievement of the applicable Milestone (as defined in the CVR Agreement), as follows: (i) $2.00 per CVR in cash, without interest and less any applicable tax withholding, if the DB-OTO Milestone (as defined in the CVR Agreement) is achieved prior to the earlier of (A) the termination of the CVR Agreement and (B) at 11:59 P.M., Eastern Time on December 31, 2024; and (ii) $1.50 per CVR in cash, without interest and less any applicable tax withholding, if the Registration Study Milestone (as defined in the CVR Agreement) is achieved, provided for the Registration Study Milestone that (A) the DB-OTO Milestone has been previously achieved prior to the DB-OTO Milestone Expiration Date and (B) the Registration Study Milestone is achieved prior to the earlier of (x) December 31, 2028 and (y) the termination of the CVR Agreement, as described more fully in the section captioned “—Contingent Value Rights Agreement.”

For analytical purposes, assuming that for one (1) CVR, the holders thereof receive a payment equal to $3.50 upon the achievement of all of the Milestones, based solely on the assessments of the Company’s management as to the probability of realizing the different Milestone Payments and the estimated timing of achievement of each of the Milestones, and discounting the probability-adjusted Milestone Payments under the CVR back to the valuation date using the midpoint of a range of discount rates from 16.5% to 18.5% based on Centerview’s analysis of the Company’s weighted average cost of capital, Centerview calculated an illustrative risk-adjusted net present value for one (1) CVR of $2.02.

Solely for purposes of the financial analyses summarized in this section below, the term “Implied Consideration Value” refers to an aggregate assumed implied per Share value of $6.02 per Share, equal, on a per Share basis, to $4.00 upfront consideration plus the illustrative risk-adjusted net present value of the CVR of $2.02, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that any of the conditions for any or all of the Milestone Payments pursuant to the CVR will be satisfied, and if satisfied, when such conditions will be satisfied.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts, which reflect certain assumptions and future financing needs of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2023 using discount rates ranging from 16.5% to 18.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2023 and ending on December 31, 2045, as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that (as directed by Company management) the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 50% year over year, and (iii) tax savings from usage of the Company’s estimated federal net operating losses and the Company’s estimated future losses, as set forth in the Internal Data, and (b) adding to the foregoing results, the Company’s cash balance (including investments) as of June 30, 2023, as set forth in the Internal Data.

Centerview then calculated a range of implied equity values per Share by (a) dividing the result of the foregoing calculations by the Company’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money stock options, unvested restricted stock units, unvested performance stock units and warrants) as of August 4, 2023 and as set forth in the Internal Data and (b) taking into account the net impact of assumed equity raises in 2023, 2024 and 2026, as set forth in the Forecasts. The resulting range of implied equity values per Share was $2.80 to $3.45, rounded to the nearest $0.05. Solely for reference and informational purposes only, Centerview also calculated the upper end of the range of implied equity values per Share resulting from the foregoing analysis assuming the equity raise in 2023 is completed at a 10% discount to the Company’s stock price and no warrant coverage (instead of a 25% discount and 100% warrant coverage, as set forth in the Forecasts). This calculation resulted in an upper end of the range of implied equity values per Share of $4.10, rounded to the nearest $0.05. Centerview then compared these ranges to the Implied Consideration Value of $6.02 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement.

Other Factors

Centerview noted for the Decibel Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended August 8, 2023 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Company during such period of approximately $1.86 to $5.49 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $2.00 to $23.00 per Share (with a median price target of $13.00 per Share).

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies for which premium data were available. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 40% to 120% to the Company’s closing stock price on August 8, 2023 (the last trading day before the public announcement of the Transactions) of $2.79, which resulted in an implied price range of approximately $3.90 to $6.15 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Decibel Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Decibel Board or management of the Company with respect to the Consideration or as to whether the Decibel Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between the Company and Regeneron and was approved by the Decibel Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Decibel Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two (2) years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In 2022, Centerview was engaged to provide financial advisory services to LogicBio Therapeutics, Inc. (“LogicBio”), a publicly traded company in which affiliates of OrbiMed Advisors LLC (“OrbiMed”) (which holds an approximately 19.8% equity interest in the Company) held a significant minority equity interest, in connection with its sale to Alexion Pharmaceuticals, Inc., and Centerview received compensation from LogicBio for such services. In 2022, Centerview was also engaged to provide financial advisory services to ReViral Inc. (“ReViral”), a private company in which affiliates of OrbiMed held a significant minority equity interest, in connection with its sale to Pfizer Inc., and Centerview received compensation from ReViral for such services. In the two (2) years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Regeneron, and Centerview did not receive any compensation from Regeneron during such period. Centerview may provide financial advisory and other services to or with respect to the Company, Regeneron, OrbiMed or their respective affiliates, including portfolio companies of OrbiMed, in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Regeneron, OrbiMed or any of their respective affiliates, including portfolio companies of OrbiMed, or any other party that may be involved in the Transactions.

The Decibel Board selected Centerview as its financial advisor in connection with the Transactions based on, among other factors, its qualifications, professional reputation and industry expertise. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Decibel Board, the Company has agreed to pay Centerview an aggregate fee of approximately $6 million, $1 million of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Decibel has retained Centerview Partners LLC (“Centerview”) and Leerink Partners LLC (“Leerink Partners”) to act as its financial advisors in connection with the Transactions. Decibel selected Centerview based on, among other factors, its qualifications, professional reputation and industry expertise. Decibel selected Leerink Partners based on, among other factors, its qualifications, professional reputation, industry expertise and prior relationship with Decibel. In connection with Centerview’s services as a financial advisor to Decibel, Decibel has agreed to pay Centerview an aggregate fee of approximately $6 million, $1 million of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In connection with Leerink Partners’ services as a financial advisor to Decibel, Decibel has agreed to pay Leerink Partners an aggregate fee of approximately $2 million, which is payable contingent upon consummation of the Transactions. In addition, Decibel has agreed to reimburse each of Centerview and Leerink Partners for certain of their respective expenses arising, and to indemnify each of Centerview and Leerink Partners against certain liabilities that may arise, out of their respective engagements.

Additional information pertaining to the retention of Centerview by Decibel in Item 4 under “ —Opinion of Centerview Partners LLC” is hereby incorporated by reference in this Item 5.

Neither Decibel nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Decibel’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Decibel, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

Other than the scheduled vesting of Company Options and Company RSUs, the issuance of Shares under the Company ESPP, and the grant of Company Options and Company RSUs in the ordinary course, no transactions with respect to Shares have been effected by Decibel or, to Decibel’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of Decibel or its affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purpose of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Decibel is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Decibel’s securities by Decibel or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Decibel;

•	any purchase, sale or transfer of a material amount of assets of Decibel; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Decibel.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Decibel Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Decibel and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

(a)	Vote Required to Approve the Merger

The Decibel Board has approved the Offer, the Merger, the Merger Agreement and the other Transactions in accordance with the DGCL. If the Offer is consummated (as that term is defined under Section 251(h) of the DGCL, “Consummated,” “Consummate” or “Consummation”), Decibel does not anticipate seeking the approval of Decibel’s remaining public stockholders before effecting the Merger. In summary, Section 251(h) of the DGCL provides that following Consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is Consummated, Decibel, Regeneron and Purchaser intend to effect the Closing without a vote of the stockholders of Decibel in accordance with Section 251(h) of the DGCL. The Merger Agreement also provides an alternative means by which the Merger may be consummated even if the Offer is not Consummated, which requires the approval of Decibel’s stockholders. Pursuant to the Merger Agreement, within ten (10) business days following receipt by Regeneron of a request for additional information and documentary materials from the Antitrust Division or the FTC pursuant to 15 USC §18a(e)(1)(A), Regeneron may, after consulting with and considering in good faith the views of Decibel, by providing a Meeting Election, require Decibel to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC the Merger Proxy Statement; provided that, if a filing under the HSR Act has been made, the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act has expired or been terminated, (i) Regeneron may not deliver a Meeting Election and (ii) if a Meeting Election has already been delivered but Decibel has not yet mailed the Merger Proxy Statement, the Meeting Election and any Offer Termination shall automatically be withdrawn and, if the Offer has been terminated or expired without any Shares having been accepted for payment, Purchaser shall recommence the Offer. If Regeneron delivers a Meeting Election, Purchaser shall (and Regeneron shall cause Purchaser to) promptly cause an Offer Termination to occur, and Decibel shall prepare, file and mail the Merger Proxy Statement to the Decibel stockholders. If an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, upon the terms and subject to the conditions set forth in the Merger Agreement.

(b)	Anti-Takeover Statute

Decibel is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Regeneron and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Decibel as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Decibel Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

(c)	Appraisal Rights

No appraisal rights are available to stockholders or beneficial owners of Shares in connection with the Offer. However, if the Offer is Consummated and the Merger is effected, the stockholders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares), (ii) follow the procedures set forth in Section 262 of the DGCL (“Section 262”) and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B and is incorporated by reference herein. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise noted herein. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners exercise their appraisal rights under Section 262.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Offer Consideration. Moreover, Regeneron and Decibel may argue in an appraisal proceeding that, for the purposes of such proceeding, the “fair value” of such Shares is less than the Offer Consideration.

Under Section 262, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

the person must, within the later of the Consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Decibel a written demand for appraisal of their Shares, which demand must reasonably inform Decibel of the identity of the stockholder or the beneficial owner, as applicable, and that the stockholder or beneficial owner, as applicable, intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262);

•	the person must not tender his, her or its Shares pursuant to the Offer;

•

the person must continuously hold or beneficially own, as applicable, the Shares from the date of making the demand through the Effective Time (if a stockholder who demanded appraisal transfers or a beneficial owner who demanded appraisal ceases to beneficially own the Shares before the Effective Time, such person will lose appraisal rights with respect to the Shares ); and

•	otherwise comply with Section 262.

In addition, a petition in the Delaware Court of Chancery demanding a determination of the “fair value” of the Shares all persons entitled to appraisal must be filed within one hundred twenty (120) days after the Effective Time, but not thereafter, by the Surviving Corporation or any stockholder or beneficial owner who has complied with Section 262 and who is entitled to appraisal rights. The Surviving Corporation is under no obligation to file any petition and has no intention of doing so. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Consideration, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

In order to exercise appraisal rights in connection with the Merger, a stockholder or beneficial owner must demand appraisal within the later of the Consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9. If made by a stockholder of record, a demand for appraisal must be executed by or on behalf of that stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). A demand by a stockholder must reasonably inform Decibel of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record or beneficially owned in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand made by the fiduciary should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, a demand made by or on behalf of the record holders should be executed by or on behalf of all joint record owners. An authorized agent, including an agent of two or more joint record or beneficial owners, may execute a demand for appraisal on behalf of a holder of record or beneficial owner; however, the agent must identify the record owner or owners or beneficial owner or owners, as applicable, and expressly disclose the fact that, in executing the demand, the agent is agent for such record or beneficial owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner.

In addition, a beneficial owner of Shares may demand in writing an appraisal of such beneficial owner’s shares; provided that (i) such beneficial owner continuously owns such shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under subsection (a) of Section 262 and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262.

A stockholder or beneficial owner who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand for appraisal to:

Decibel Therapeutics, Inc.

1325 Boylston Street, Suite 500

Boston, Massachusetts 02215

Attention: Corporate Secretary

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the date of the Effective Time to all of Decibel’s stockholders and beneficial owners who are entitled to appraisal rights and who have delivered a written demand for appraisal to Decibel in accordance with Section 262. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder or beneficial owner who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder or beneficial owner, demanding a determination of the “fair value” of the Shares held by all persons entitled to appraisal. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders and beneficial owners who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the Effective Time, any person who has complied with the provisions of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of stockholders or beneficial owners of those Shares (provided that, in the case of a demand made by a beneficial owner in such person’s name, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting person within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated, within 20 days after such service to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation (the “verified list”). Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all persons shown on the verified list at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation. After notice to person who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those person who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the persons demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any person fails to comply with the court’s direction, the court may dismiss the proceeding as to that person.

Assuming shares of Decibel common stock remain listed on a national securities exchange immediately before the Effective Time (which we expect to be the case), after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all Decibel stockholders and beneficial owners otherwise entitled to appraisal rights unless (a) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Decibel common stock eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million. If a petition for appraisal is not timely filed, then all Decibel stockholders’ and beneficial owners’ right to an appraisal will cease.

After determining the persons entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares held by persons who have complied with Section 262, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date the judgment is paid, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on an amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery, and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has recently indicated that transaction price is one of the relevant factors the Delaware Court of Chancery may consider in determining fair value and that absent deficiencies in the sale process the transaction price should be given “considerable weight.” Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Offer Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders and beneficial owners will lose the right to an appraisal, and will instead receive the Offer Consideration described in the Merger Agreement.

An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Consideration. Moreover, Regeneron and Decibel may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Offer Consideration.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. When the fair value of the shares is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the persons entitled thereto and upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of such expenses, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal and not dismissed by the Delaware Court of Chancery pursuant to Section 262(k) or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k).

Subject to the terms of Sections 262, from and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 may, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If a person who has made a demand for an appraisal in accordance with Section 262 shall deliver to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares in accordance with subsection (e) of Section 262, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, then the right of such person to an appraisal of the Shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the

Delaware Court of Chancery shall not be dismissed as to any person without the approval of the court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including without limitation, a reservation of jurisdiction for any application to the court made under subsection (j) of Section 262; provided, however that any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time. If the stockholder or beneficial owner fails to perfect, successfully withdraws or loses the appraisal right, the person’s Shares will be converted into the right to receive the Offer Consideration.

The foregoing summary of the rights of Decibel’s stockholders and beneficial owners to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Decibel’s stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, IF YOU ARE A STOCKHOLDER OR BENEFICIAL OWNER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

(d)	Annual and Quarterly Reports

For additional information regarding the business and the financial results of Decibel, please see Decibel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 14, 2023, and Decibel’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 11, 2023.

(e)	Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

(f)	Regulatory Approvals

Under the HSR Act, and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the FTC and the Antitrust Division and all statutory waiting period requirements have been satisfied. Regeneron will perform a good faith determination as to whether the Offer and Merger requires filing of notification and report forms pursuant to the HSR Act.

At any time, including before or after the expiration of the statutory waiting periods under the HSR Act if a filing has been made pursuant the HSR Act, or before or after the effective time, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Offer or Merger, to rescind the Offer or Merger or to conditionally permit completion of the Offer or Merger subject to regulatory conditions or other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Offer or Merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. Although neither Regeneron or Decibel believes that the Offer or Merger violates the antitrust laws, there can be no assurance that a challenge to the Offer or Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

(g)	Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron and Decibel, including regarding Regeneron’s proposed acquisition of Decibel, the prospective benefits of the proposed acquisition, the potential contingent consideration amounts and terms and the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition. Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Decibel’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; risks related to Regeneron’s ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Regeneron and Decibel will not be integrated successfully; the effects of the transaction on relationships with employees, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Regeneron’s or Decibel’s common stock and/or Regeneron’s or Decibel’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; Regeneron’s and Decibel’s ability to continue to conduct research and clinical programs; Regeneron’s and Decibel’s ability to manage their respective supply chains; Regeneron’s ability to manage net product sales of products marketed or otherwise commercialized by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Products”); the nature, timing, and possible success and therapeutic applications of Regeneron’s Products, product candidates being developed by Regeneron and/or its collaborators or licensees (including without limitation Regeneron’s and Decibel’s investigational gene therapy DB-OTO for the treatment of congenital hearing loss and the other gene therapy programs being developed as part of the companies’ collaboration (collectively, “Regeneron’s Product Candidates”)), and development programs and product candidates being developed by Decibel independently (collectively, “Decibel’s Product Candidates”); the extent to which the results from the research and development programs conducted by Regeneron, Decibel, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Regeneron’s Products, Regeneron’s Product Candidates, and Decibel’s Product Candidates and the impact of studies (whether conducted by Regeneron, Decibel or others and whether mandated or voluntary) on any of the foregoing or any potential regulatory approval of Regeneron’s Products, Regeneron’s Product Candidates, and Decibel’s Product Candidates; uncertainty regarding each of the contingent value rights milestones referenced in this filing and the possibility that any or all of such milestones will never be achieved and that some or all milestone payments may not be made; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s Product Candidates and Decibel’s Product Candidates and new indications for Regeneron’s Products; the ability of Regeneron’s and Decibel’s collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products, Regeneron’s Product Candidates, and Decibel’s Product Candidates; the ability of Regeneron and/or its collaborators to manufacture and manage supply chains for multiple products and product candidates; safety issues resulting from the administration of Regeneron’s Products, Regeneron’s Product

Candidates, and Decibel’s Product Candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s Products, Regeneron’s Product Candidates, and Decibel’s Product Candidates in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products, Regeneron’s Product Candidates, or Decibel’s ability to continue to develop Decibel’s Product Candidates; competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron’s Products, Regeneron’s Product Candidates, or Decibel’s Product Candidates; and the impact of public health outbreaks, epidemics, or pandemics (such as the COVID-19 pandemic) on Regeneron’s or Decibel’s respective businesses.

A more complete description of these and other material risks can be found in Regeneron’s and Decibel’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including their Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2023, their Annual Reports on Form 10-K for the fiscal year ended December 31, 2022 as well as the Schedule TO and related tender offer documents filed by Regeneron and its acquisition subsidiary, Symphony Acquisition Sub, Inc., and this Schedule 14D-9. Any forward-looking statements are made based on the current beliefs and judgments of Regeneron’s and Decibel’s management, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron or Decibel. Regeneron and Decibel do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Item 9. Exhibits

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated August 25, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in The New York Times on August 25, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. on August 9, 2023 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Decibel Therapeutics, Inc. on August 9, 2023).

(a)(5)(A)	Opinion of Centerview Partners LLC, dated August 8, 2023 (included as Annex A of this Schedule 14D-9).

(a)(5)(B)	Social Media Posts, dated August 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Regeneron Pharmaceuticals, Inc. and Symphony Acquisition Sub, Inc. on August 9, 2023).

(a)(5)(C)	Email from Laurence Reid, President and Chief Executive Officer of Decibel Therapeutics, Inc. to employees on August 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Decibel Therapeutics, Inc. on August 9, 2023).

(a)(5)(D)	Email to partners, dated August 9, 2023 (incorporated by reference to Exhibit 99.3 on the Schedule 14D-9C filed by Decibel Therapeutics, Inc. on August 9, 2023).

Exhibit No.	Description

(a)(5)(E)	Email to advocacy groups, dated August 9, 2023 (incorporated by reference to Exhibit 99.4 on the Schedule 14D-9C filed by Decibel Therapeutics, Inc. on August 9, 2023).

(a)(5)(F)	Email to clinical trial investigators, dated August 9, 2023 (incorporated by reference to Exhibit 99.5 on the Schedule 14D-9C filed by Decibel Therapeutics, Inc. on August 9, 2023).

(a)(5)(G)	Announcements by Decibel and Decibel’s management via LinkedIn on August 9, 2023 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by Decibel Therapeutics, Inc. on August 9, 2023).

(a)(5)(H)	Announcements by Decibel Therapeutic’s Inc. and its management via X on August 9, 2023 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by Decibel Therapeutics, Inc. on August 9, 2023).

(e)(1)	Agreement and Plan of Merger by and among Regeneron Pharmaceuticals, Inc., Decibel Therapeutics, Inc. and Symphony Acquisition Sub, Inc., dated as of August 8, 2023 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Decibel Therapeutics, Inc. on August 9, 2023).

(e)(2)	Confidentiality Agreement, dated as of June 30, 2023, between Decibel Therapeutics, Inc. and Regeneron Pharmaceuticals, Inc. and (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated as of June 30, 2023, by and between Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(4)	Form of Contingent Value Right Agreement, by and among Regeneron Pharmaceuticals, Inc., Symphony Acquisition Sub, Inc. and a rights agent mutually agreeable to Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Decibel Therapeutics, Inc. on August 9, 2023).

(e)(5)	Form of Tender and Support Agreement, dated as of August 8, 2023, by and among Regeneron Pharmaceuticals, Inc., Symphony Acquisition Sub, Inc. and certain Stockholders of Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Decibel Therapeutics, Inc. on August 9, 2023).

(e)(6)	Restated Certificate of Incorporation of Decibel Therapeutics, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q, File No. 001-40030, filed by Decibel Therapeutics, Inc. on August 11, 2023).

(e)(7)	Amended and Restated Bylaws of Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, File No. 001-40030, filed by Decibel Therapeutics, Inc. on April 6, 2023).

(e)(8)†	License and Collaboration Agreement, dated as of November 15, 2017, as amended, by and between Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1, File No. 333-252347, filed by Decibel Therapeutics, Inc. on January 22, 2021).

(e)(9)†	Second Amendment, dated February 6, 2023, to the License and Collaboration Agreement, dated as of November 15, 2017, as amended, by and between Regeneron Pharmaceuticals, Inc. and Decibel Therapeutics, Inc. (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K, File No. 001-40030, filed by Decibel Therapeutics, Inc. on March 14, 2023).

(e)(10)	2015 Stock Incentive Plan, as amended, and forms of agreements thereunder (incorporated by reference to Exhibits 10.2, 10.3 , 10.4 and 10.5 to the Registration Statement on Form S-1/A, File No. 333-252347, filed by Decibel Therapeutics, Inc. on February 8, 2021).

Exhibit No.	Description

(e)(11)	2021 Stock Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibits 10.6, 10.7 , 10.8 and 10.9 to the Registration Statement on Form S-1/A, File No. 333-252347, filed by Decibel Therapeutics, Inc. on February 8, 2021).

(e)(12)	Amended and Restated 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q, File No. 001-40030, filed by Decibel Therapeutics, Inc. on November 9, 2022).

(e)(13)	Offer of Employment, dated as of October 28, 2020, by and between Decibel Therapeutics, Inc. and Laurence Reid, Ph.D. (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1, File No. 333-252347, filed by Decibel Therapeutics, Inc. on January 22, 2021).

(e)(14)	Offer of Employment, dated as of August 11, 2016, by and between Decibel Therapeutics, Inc. and John Lee (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-1, File No. 333-252347, filed by Decibel Therapeutics, Inc. on January 22, 2021).

(e)(15)	Offer of Employment, dated as of December 19, 2017, by and between Decibel Therapeutics, Inc. and Anna Trask (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-1, File No. 333-252347, filed by Decibel Therapeutics, Inc. on January 22, 2021).

(e)(16)	Form of Severance and Change in Control Benefits Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, File No. 001-40030, filed by Decibel Therapeutics, Inc. on August 10, 2021).

(e)(17)	Form of Indemnification Agreement between Decibel Therapeutics, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, File No. 333-252347, filed by Decibel Therapeutics, Inc. on January 22, 2021).

(e)(18)†	Series B Preferred Stock Agreement, dated as of November 15, 2017, by and between Decibel Therapeutics, Inc. and Regeneron Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.3 to the Schedule 13D, filed by Regeneron Pharmaceuticals, Inc. on August 18, 2023).

†

Certain exhibits and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Decibel hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC.

Annex A — Opinion of Centerview Partners LLC, dated August 8, 2023.

Annex B — Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023

DECIBEL THERAPEUTICS, INC.

By:	/s/ Laurence Reid
Name:	Laurence Reid, Ph.D.
Title:	President and Chief Executive Officer

ANNEX A

Opinion of Centerview Partners LLC

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

August 8, 2023

The Board of Directors

Decibel Therapeutics, Inc.

1325 Boylston Street, Suite 500

Boston, MA 02215

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Decibel Therapeutics, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below), proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Regeneron Pharmaceuticals, Inc., a New York corporation (“Parent”), Symphony Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) in exchange for consideration consisting of (a) an amount in cash equal to $4.00 per Share, net to the seller in cash without interest (the “Cash Amount’’) and (b) one contractual contingent value right (a “CVR”) representing the right to receive the applicable Milestone Payments (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), if any, determined in accordance with the CVR Agreement (the Cash Amount, taken together (and not separately) with one CVR, the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Parent or Purchaser, (iii) Shares held by any wholly owned Subsidiary of Parent (other than Purchaser) or of the Company, and (iv) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) through (iv), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In 2022, we were engaged to provide financial advisory services to LogicBio Therapeutics, Inc. (“LogicBio”), a publicly traded company in which affiliates of OrbiMed Advisors LLC (“OrbiMed”) (which holds an approximately 21% equity interest in the Company) held a significant minority equity interest, in connection with its sale to Alexion Pharmaceuticals, Inc., and we received compensation from LogicBio for such services. In 2022, we were also engaged to provide financial advisory services to ReViral Inc. (“ReViral”), a private company in which affiliates of OrbiMed held a significant minority equity interest, in connection with its sale to Pfizer Inc., and we received compensation from ReViral for such services. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company, Parent, OrbiMed or their respective affiliates, including portfolio companies of OrbiMed, in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds, and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, OrbiMed or any of their respective affiliates, including portfolio companies of OrbiMed, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated August 7, 2023 and a form of the CVR Agreement attached thereto (collectively, the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2022, December 31, 2021 and December 31, 2020; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections and probabilities of success relating to the Company and the probability of realizing the different Milestone Payments under the CVR Agreement prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and the final executed CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to §  251, §  252, §  254, §  255, §  256, §  257, §  258, §  263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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